Filed by CNH Global N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 333-05752

Subject Company: CNH Global N.V

For more information contact:

CNH Global N.V.

6900 Veterans Boulevard

Burr Ridge, IL, USA

60527-7111

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

VOORSTEL TOT FUSIE	MERGER PLAN

OPGESTELD DOOR DE RADEN VAN BESTUUR VAN:	DRAWN UP BY THE BOARDS OF DIRECTORS OF:

(1)

FI CBM HOLDINGS N.V., een naamloze vennootschap met statutaire zetel te Amsterdam en kantoorhoudende te Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom, ingeschreven in het handelsregister van de Kamer van Koophandel te Amsterdam onder nummer: 56532474 (DutchCo); en

(1)

FI CBM HOLDINGS N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom, registered with the Trade Register of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 56532474 (DutchCo); and

(2)

CNH GLOBAL N.V., een naamloze vennootschap met statutaire zetel te Amsterdam en kantoorhoudende te Schiphol Boulevard 217 WTC AIRPORT, 1118 BH Schiphol, Nederland en ingeschreven in het handelsregister van de Kamer van Koophandel te Amsterdam onder nummer: 33283760 (CNH),

(2)

CNH GLOBAL N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its office address at Schiphol Boulevard 217 WTC AIRPORT, 1118 BH Schiphol, the Netherlands, registered with the Trade Register of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 33283760 (CNH),

DutchCo en CNH worden hierna gezamenlijk ook aangeduid als: de Vennootschappen.	DutchCo and CNH are hereinafter jointly also referred to as: the Companies.

IN AANMERKING NEMENDE DAT:	CONSIDERING THAT:

(A)    Dit Voorstel tot Fusie is opgesteld door de raden van bestuur van de Vennootschappen (de Raden van Bestuur) teneinde een Nederlandsrechtelijke juridische fusie tot stand te brengen in overeenstemming met de relevante bepalingen van Titel 2.7 van het Burgerlijk Wetboek (BW) tussen DutchCo en CNH, waarbij CNH zal ophouden te bestaan en DutchCo het gehele vermogen van CNH onder algemene titel zal verkrijgen (de CNH Fusie) op basis van het bepaalde in en de voorwaarden van de overeenkomst tot fusie gesloten door en tussen DutchCo, CNH, Fiat Industrial S.p.A. (FI) en Fiat Netherlands Holding N.V. (FNH), gedateerd 25 november 2012 (de Merger Agreement). Een kopie van de Merger Agreement is publiek beschikbaar via de website van CNH –onderdeel Investors (www.cnh.com).

(A)    This Merger Plan has been prepared by the boards of directors of the Companies (the Boards) in order to establish a Dutch law legal merger (juridische fusie) in accordance with the relevant provisions of Title 2.7 of the Dutch Civil Code (the DCC) between DutchCo and CNH, whereby CNH will cease to exist and DutchCo will acquire all assets and assume all liabilities of CNH under universal title of succession (verkrijging onder algemene titel) (the CNH Merger), on the basis of the terms and conditions of the merger agreement executed by and between DutchCo, CNH, Fiat Industrial S.p.A. (FI) and Fiat Netherlands Holding N.V. (FNH) dated as of November 25, 2012 (the Merger Agreement). A copy of the Merger Agreement is publicly available on the CNH website – Investors section (www.cnh.com).

Naast de CNH Fusie ziet de Merger Agreement ook op: (i) de grensoverschrijdende juridische fusie van FNH met en in FI (de FNH Fusie) en (ii) de grensoverschrijdende juridische fusie van FI met en in DutchCo (de FI Fusie en tezamen met de CNH Fusie, de Fusies). De FI Fusie en de CNH Fusie en daarop betrekking hebbende bepalingen van de Merger Agreement zullen hierna ook aangeduid worden als de Transactie en DutchCo, FI, CNH en FNH worden hierna gezamenlijk ook aangeduid als de Fuserende Vennootschappen.

In addition to the CNH Merger, the Merger Agreement also relates to: (i) the cross-border legal merger of FNH with and into FI (the FNH Merger) and (ii) the cross-border legal merger of FI with and into DutchCo (the FI Merger and together with the CNH Merger, the Mergers). The FI Merger and the CNH Merger and the related arrangements in the Merger Agreement will hereinafter be referred to as the Transaction, and DutchCo, FI, CNH and FNH are hereinafter jointly also referred to as the Merging Companies.

In overeenstemming met de bepalingen van de Merger Agreement, is dit Voorstel tot Fusie opgesteld op basis van het uitgangspunt dat alle drie fusies waarnaar wordt verwezen in deze Overweging (A), tot stand zullen worden gebracht als volgt:

In accordance with the terms of the Merger Agreement, this Merger Plan has been prepared based on the assumption that all three mergers referred to in this Recital (A), will be executed as follows:

1.       De FNH Fusie betreft een inleidende stap in het grotere geheel van de Transactie en zal tot stand worden gebracht, onafhankelijk van de totstandkoming van de Transactie als geheel, op een zekere dag voor de dag waarop de notariële akte met betrekking tot de FI Fusie (de FI Fusieakte) zal worden gepasseerd.

1.       The FNH Merger represents a preliminary step in the overall Transaction and will be completed regardless of the completion of said overall Transaction, on a certain day prior to the day on which the notarial deed in respect of the FI Merger (the FI Merger Deed) will be executed.

2.       In overeenstemming met het bepaalde in de Artikelen 4 en 15, lid 3, van het Italiaanse Wetsdecreet 108 van 30 mei 2008 (Wetsdecreet 108) en artikel 2:318 van het BW zal de FI Fusie van kracht worden op de wijze als bepaald door de relevante regels van Nederlands recht en daarmee om middernacht MET (Midden-Europese Tijd) op de dag volgende op de dag waarop de FI Fusieakte wordt gepasseerd voor een notaris gevestigd in Nederland (de FI Fusiedatum).

2.       Pursuant to the provisions of Articles 4 and 15, paragraph 3, of the Italian Legislative Decree 108 of May 30, 2008 (Legislative Decree 108) and of Section 2:318 of the DCC, the FI Merger shall be in accordance with the relevant provisions of Dutch law and as such will become effective at 00.00 AM CET following the day on which the FI Merger Deed is executed before a civil law notary, officiating in the Netherlands (the FI Merger Effective Date).

3.       De CNH Fusie vindt plaats in overeenstemming met de relevante bepalingen van Nederlands recht en zal de laatste fusie zijn. De notariële akte met betrekking tot de CNH Fusie zal worden verleden op de FI Fusiedatum. In overeenstemming met de relevante bepalingen van Titel 2.7 van het BW, zal de CNH Fusie van kracht worden om middernacht MET (Midden-Europese Tijd) op de dag volgende op de FI Fusiedatum (de CNH Fusiedatum).

3.       The CNH Merger will take place in accordance with the relevant provisions of Dutch law and will be the final merger. The notarial deed relating to the CNH Merger will be executed on the FI Merger Effective Date. In accordance with the relevant provisions of Title 2.7 of the DCC, the CNH Merger will become effective at 00.00 AM CET following the FI Merger Effective Date (the CNH Merger Effective Date).

De Merger Agreement voorziet voorts in een dividend in contanten van US$10 voor ieder uitstaand gewoon aandeel in het kapitaal van CNH. Op 17 december 2012 is een buitengewone algemene vergadering van aandeelhouders van CNH gehouden, waarin is besloten, inter alia, tot het doen van uitkering van dit dividend. Het dividend is reeds uitbetaald op 28 december 2012.

The Merger Agreement further deals with a dividend in cash of US$10 for each outstanding common share in the share capital of CNH. On December 17th, 2012, an extraordinary general meeting of shareholders of CNH was held at which it was resolved, inter alia, to make this distribution of dividend. The dividend has already been paid on December 28, 2012.

(B)    Alle Fuserende Vennootschappen maken deel uit de FI groep. Meer specifiek: (i) FNH is een volle directe dochtervennootschap van FI; (ii) DutchCo is een volle directe dochtervennootschap van FI en (iii) CNH is een indirecte dochtervennootschap van FI, gecontroleerd middels FNH, die bij benadering 87% van het uitstaande aandelenkapitaal in CNH houdt (het FNH Gehouden CNH Aandelenkapitaal).

(B)    All Merging Companies are part of the FI group. More specifically: (i) FNH is a wholly-owned direct subsidiary of FI; (ii) DutchCo is a wholly-owned direct subsidiary of FI; and (iii) CNH is an indirect subsidiary of FI, controlled through FNH which owns approximately 87% of the outstanding share capital of CNH (the FNH Owned CNH Share Capital).

Aangezien, zoals hiervoor uiteengezet, FI direct het gehele uitstaande kapitaal van FNH houdt, geldt de FNH Fusie als een “vereenvoudigde fusie” op grond van Artikel 2505 van het Italiaanse Burgerlijk Wetboek (IBW), Artikel 18 van het Wetgevende Decreet 108 en artikel 2:333 lid 1 van het BW. Een afzonderlijk voorstel tot grensoverschrijdende fusie is opgesteld door de Raad van Bestuur van FI in verband met de FNH Fusie. Als gevolg van de FNH Fusie zal het gehele FNH Gehouden CNH Aandelenkapitaal worden verkregen door FI.

Since, as stated above, FI directly owns the whole outstanding capital of FNH, the FNH Merger qualifies as a “simplified merger” pursuant to Article 2505 of the Italian Civil Code (ICC), Article 18 of Legislative Decree 108 and Section 2:333 paragraph 1 of the DCC. Separate common cross-border merger terms were prepared by the FI Board in connection with the FNH Merger. As a result of the FNH Merger all FNH Owned CNH Share Capital will be acquired by FI.

Zoals verder uiteen is gezet in de toelichting bij dit Voorstel tot Fusie opgesteld door de Raden van Bestuur, is het voornaamste doel van de Transactie om de vennootschappelijke structuur van de FI groep te stroomlijnen. Na totstandkoming van de Transactie, zullen alle bestaande bedrijfsactiviteiten, deelnemingen en andere bezittingen toebehorend aan FI en CNH worden gecombineerd in (of gecontroleerd door, al naar gelang de situatie) een enkele rechtspersoon, d.w.z. DutchCo.

As further explained in the explanatory notes on this Merger Plan prepared by the Boards, the main purpose of the Transaction is to streamline the corporate structure of the FI group. Following completion of the Transaction, all existing business activities, shareholdings and other assets belonging to FI and CNH will be consolidated into (or controlled by, as the case may be) one single legal entity, i.e. DutchCo.

Teneinde de vennootschappelijke structuur ten aanzien van bepaalde Italiaanse dochtermaatschappijen te stroomlijnen, zal, nadat dit Voorstel tot Fusie is neergelegd, maar voordat de CNH Fusie en de FI Fusie tot stand zullen komen, CNH Italia S.p.A. mogelijkerwijs worden verkocht door CNH (waarvan 25% direct door CNH en waarvan 75% indirect middels een dochtermaatschappij van CNH) aan FI, (er is hierover echter nog geen definitief besluit genomen). Deze transactie zal, in ieder geval, op arm’s length voorwaarden worden uitgevoerd en zal geen impact hebben op de ruilverhouding als hieronder vermeld in Paragraaf 8.

In order to streamline the corporate tree of certain Italian subsidiaries, after filing of this Merger Plan, but prior to the CNH Merger and the FI Merger becoming effective, CNH Italia S.p.A. may possibly be sold by CNH (as to 25% directly by CNH, and as to 75% indirectly through a CNH subsidiary) to FI (however no final resolution has been taken yet on this matter). The transaction will be, in any case, carried out at arm’s length terms and conditions and it will not have any impact on the exchange ratio indicated under Section 8 below.

(C)    FI is momenteel genoteerd aan de Mercato Telematico Azionario, georganiseerd en bestuurd door de Borsa Italiana S.p.A. (Mercato Telematico Azionario) en CNH is momenteel genoteerd aan de New York Stock Exchange (NYSE). Met de Transactie wordt tevens beoogd de kapitaalstructuur van de FI groep te vereenvoudigen door het creëren van een enkele klasse van liquide aandelen met een notering op de NYSE en een notering op de Mercato Telematico Azionario. Voltooiing van de Transactie is onderworpen aan, inter alia, goedkeuring voor de notering van de gewone aandelen in DutchCo (de DutchCo Gewone Aandelen) aan de NYSE. In dit verband zal DutchCo opstellen en deponeren: (i) bij de United States Securities and Exchange Commission (de SEC) een registratieverklaring op Formulier F-4 (tezamen met alle wijzigingen hierop, de Registratieverklaring), in verband met de inschrijving onder de United States of America Securities Act van 1933, zoals gewijzigd, en de regels en

(C)    FI is currently listed on the Mercato Telematico Azionario, organised and managed by Borsa Italiana S.p.A. (Mercato Telematico Azionario) and CNH is listed on the New York Stock Exchange (NYSE). The Transaction is also intended to simplify the capital structure of the FI group by creating a single class of liquid stock with a listing on the NYSE and a listing on the Mercato Telematico Azionario. Completion of the Transaction will be subject to, inter alia, approval for listing of the common shares of DutchCo (the DutchCo Common Shares) on the NYSE. To this end, DutchCo shall prepare and file: (i) with the United States Securities and Exchange Commission (the SEC) a registration statement on Form F-4 (together with all amendments thereto, the Registration Statement), in connection with the registration under the United States of America Securities Act of 1933, as amended, and the rules and reglementen op grond hiervan afgekondigd (de Securities Act) van DutchCo Gewone Aandelen en de bijzondere stemrechtaandelen en (ii) bij de NYSE een noteringsaanvraag voor de DutchCo Gewone Aandelen.

regulations promulgated thereunder (the Securities Act) of DutchCo’s Common Shares and DutchCo’s special voting shares and (ii) with the NYSE a listing application for the listing of DutchCo Common Shares.

Voorts zal een gelijkwaardig document worden voorbereid en ingediend bij de toezichthoudende autoriteit om toestemming te verkrijgen om een dergelijk gelijkwaardig document te publiceren in verband met de notering van DutchCo Gewone Aandelen op de Mercato Telematico Azionario en zal, ten behoeve van deze notering, de desbetreffende aanvraag worden ingediend bij Borsa Italiana S.p.A.

In addition, an equivalent document will be prepared and submitted to the supervisory authority in order to obtain the authorization to publish such equivalent document in connection with the listing of DutchCo Common Shares on the Mercato Telematico Azionario and, for the purpose of the above listing, the relevant application will be submitted to Borsa Italiana S.p.A.

Als gevolg van de Transactie zullen: (a) FI aandeelhouders ter gelegenheid van de FI Fusie DutchCo Gewone Aandelen ontvangen op basis van de ruilverhouding uiteengezet onder Paragraaf 8.1 van het voorstel tot grensoverschrijdende fusie met betrekking tot de FI Fusie (de Voorstel tot Grensoverschrijdende Fusie) en (b) de CNH aandeelhouders (behalve DutchCo, die de moedervennootschap van CNH zal zijn na de totstandkoming van de FNH Fusie en de FI Fusie) ter gelegenheid van de CNH Fusie DutchCo Gewone Aandelen ontvangen op basis van de Ruilverhouding zoals uiteengezet in Paragraaf 8.1 van dit Voorstel tot Fusie. De aandeelhouders van FI ontvangen geen additionele betaling in contanten of anderszins in verband met de FI Fusie en de aandeelhouders van CNH zullen geen additionele betaling ontvangen in verband met de CNH Fusie, anders dan zoals volgt uit de Ruilverhouding uiteengezet in Paragraaf 8.1. van dit Voorstel tot Fusie.

As a result of the Transaction: (a) FI shareholders will receive DutchCo Common Shares on occasion of the FI Merger and on the basis of the exchange ratio described under Section 8.1 of the common cross-border merger terms in relation to the FI Merger (the Common Cross-Border Merger Terms) and (b) CNH shareholders (other than DutchCo, which will be the parent company of CNH upon completion of the FNH Merger and the FI Merger) will receive DutchCo Common Shares on occasion of the CNH Merger and on the basis of the Exchange Ratio described under Section 8.1 of this Merger Plan below. No additional consideration, either in cash or otherwise, will be paid by DutchCo to the shareholders of FI in connection with the FI Merger and no additional consideration, other than as follows from the Exchange Ratio described under Section 8.1 of this Merger Plan to the shareholders of CNH in connection with the CNH Merger.

(D)    Dit Voorstel tot Fusie, het Voorstel tot Grensoverschrijdende Fusie en het voorstel tot fusie in verband met de FNH Fusie zullen tegelijkertijd worden neergelegd bij het handelsregister van de betrokken Kamer van Koophandel tezamen met de relevante documentatie zoals vereist onder het toepasselijke recht. Het Voorstel tot Fusie zal voorts publiek beschikbaar worden gesteld op de website van CNH (www.cnh.com) en zal eveneens ter inzage worden gelegd ten kantore van CNH en ten kantore van DutchCo voor de personen die daartoe op grond van de toepasselijke regelgeving gerechtigd zijn.

(D)    This Merger Plan, the Common Cross-Border Merger Terms and the common cross-border merger plan in relation to the FNH Merger will be simultaneously filed with the trade register of the competent Chamber of Commerce together with the relevant documentation as provided for by applicable law. The Merger Plan will further be made available on the corporate website of CNH (www.cnh.com) and will also be made available for inspection at the offices of CNH and DutchCo for the persons that statutory law enables so to do.

In gelijke zin, wordt dit Voorstel tot Fusie voor informatie doeleinden publiek beschikbaar gesteld via de website van FI (www.fiatindustrial.com) en zal ook als nadere informatie bij het Voorstel tot Grensoverschrijdende Fusie ter inzage worden gelegd ten kantore van de zetel van FI voor de personen daartoe op grond van de toepasselijke regelgeving gerechtigd zijn in het kader van de FI Fusie.

Similarly, this Merger Plan will be made available for information purposes on the corporate website of FI (www.fiatindustrial.com) as well as, for inspection as additional information to the Common Cross-Border Merger Terms, at the registered seat of FI for the persons that applicable law enables so to do in connection with the FI Merger.

Indachtig de nationaliteit van de Fuserende Vennootschappen betrokken bij de Transactie, de relevante bepalingen van Titel 2.7 van het BW en de voorgenomen notering van de DutchCo Gewone Aandelen aan de NYSE en vervolgens aan de Mercato Telematico Azionario, is dit Voorstel tot Fusie opgesteld in het Nederlands en het Engels.

In consideration of the nationality of the Merging Companies involved in the Transaction, the relevant provisions of Title 2.7 of the DCC and the intended listing of DutchCo Common Shares on the NYSE and subsequently on the Mercato Telematico Azionario, this Merger Plan has been prepared in Dutch and English.

De ingevolge de artikelen 2:312, lid 2, en 2:326 van het BW te vermelden gegevens zijn de volgende:	The information which has to be made available pursuant to Section 2:312, paragraph 2, and Section 2:326 of the DCC is made available below:

1. RECHTSVORM, NAAM EN ZETEL VAN DE VENNOOTSCHAPPEN	1. LEGAL FORM, NAME AND SEAT OF THE COMPANIES

1.1 De verkrijgende vennootschap: FI CBM HOLDINGS N.V.	1.1 The acquiring company: FI CBM HOLDINGS N.V.

• Naamloze vennootschap opgericht onder Nederlands recht;	• Limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands;

• Statutaire zetel te Amsterdam, Nederland;	• Official seat in Amsterdam, the Netherlands;

• Hoofdvestiging te Cranes Farm Road, Basildon, Essex SS14 3AD, Verenigd Koninkrijk;	• Principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom;

• Geplaatst en gestort kapitaal € 50.000;	• Issued share capital: € 50,000, fully paid-in;

• 5.000.000 aandelen met een nominale waarde van elk € 0,01;	• 5,000,000 shares, having a nominal value of € 0.01;

• Er rust geen pandrecht of vruchtgebruik op de aandelen in het kapitaal van DutchCo;	• No shares in the share capital of DutchCo have been pledged or encumbered with a right of usufruct;

• Er zijn geen certificaten van aandelen met medewerking van DutchCo uitgegeven;	• No depository receipts of shares in the share capital of DutchCo have been issued with the co-operation of DutchCo;

• Ingeschreven in het handelsregister van de Nederlandse Kamer van Koophandel onder nummer 56532474.	• Registration number with the Dutch Chamber of Commerce (Kamer van Koophandel): 56532474.

DutchCo zal na voltooiing van de FI Fusie de overblijvende vennootschap zijn en zal haar huidige rechtsvorm en officiële zetel behouden en mitsdien onderworpen zijn aan Nederlands recht.	DutchCo, following completion of the FI Merger, will be the surviving company and will maintain its current legal form and official seat, and will therefore be subject to the laws of the Netherlands.

Op het moment van totstandkoming van de FI Fusie en de CNH Fusie zal DutchCo haar huidige statutaire naam, FI CBM Holdings N.V., conform de als Bijlage 2 aangehechte conceptstatuten behouden. De raad van bestuur van DutchCo kan echter voorstellen de naam van DutchCo te wijzigen, mits de goedkeuring van de algemene vergadering van	At the time of completion of the FI Merger and the CNH Merger, DutchCo will retain its current corporate name, FI CBM Holdings N.V., in conformity with the draft articles of association of DutchCo as attached hereto in Schedule 2. However, the board of directors of DutchCo may propose to change DutchCo’s name subject

aandeelhouders wordt verkregen voordat de DutchCo Gewone Aandelen worden toegelaten tot de handel op de NYSE. Indien de goedkeuring van de algemene vergadering van aandeelhouders wordt verkregen, zal de naam van DutchCo slechts worden gewijzigd na het moment van totstandkoming van de FI Fusie en de CNH Fusie. Indien goedkeuring wordt verkregen, zullen de aandeelhouders, crediteuren en andere belanghebbenden zo snel mogelijk, en in ieder geval op tijd voor bekendmaking van de nieuwe naam aan CNH aandeelhouders op de relevante buitengewone aandeelhoudersvergadering die zal besluiten over de CNH Fusie, over de nieuwe naam worden geïnformeerd middels publicatie op de website van CNH.	to the authorisation of the shareholders’ meeting to be obtained before the date on which the DutchCo Common Shares are admitted to trading on the NYSE. If authorised by the shareholders’ meeting, the name of DutchCo will only be changed after the date of completion of the FI Merger and the CNH Merger. If so approved, the shareholders, creditors and other interested parties will be informed on the new name through publication on the corporate website of CNH as soon as possible, and in any case in time for communication of the new name to CNH shareholders at the relevant extraordinary shareholders’ meeting which will resolve upon the CNH Merger.

1.2 De verdwijnende vennootschap: CNH GLOBAL N.V.	1.2 The disappearing company: CNH GLOBAL N.V.

• Naamloze vennootschap opgericht naar Nederlands recht;	• Limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands;

• Statutaire zetel in Amsterdam, Nederland;	• Official seat in Amsterdam, the Netherlands;

• Hoofdvestiging te Schiphol Boulevard 217 WTC Airport, 1118 BH Schiphol, Nederland;	• Principal office address at Schiphol Boulevard 217 WTC AIRPORT, 1118 BH Schiphol, the Netherlands;

•     Het geplaatst en volgestorte kapitaal per het moment van dit Voorstel tot Fusie (dat beperkt kan stijgen als gevolg van het uitoefenen van de CNH Equity Rights als hierna gedefinieerd in Paragraaf 7.1): € 545.647.689;

•     Issued share capital as at the date of this Merger Plan (which might slightly increase as a result of the exercise of CNH Equity Rights as defined under Section 7.1 below): € 545,647,689, fully paid-in;

• 242.510.084 aandelen (welk aantal beperkt kan toenemen als gevolg van de uitoefening van CNH Equity Rights als hieronder gedefinieerd in Paragraaf 7.1), met een nominale waarde van € 2,25 elk;	• 242,510,084 shares (which might slightly increase as a result of the exercise of CNH Equity Rights as defined under Section 7.1 below), having a nominal value of € 2.25;

• Uit het aandeelhouders- register van CNH blijkt niet van een pandrecht of vruchtgebruik op de aandelen in het kapitaal van CNH;	• According to the shareholders’ register of CNH, no registered shares in the share capital of CNH have been pledged or encumbered with a right of usufruct;

• Er zijn geen certificaten van aandelen met medewerking van CNH uitgegeven;	• No depository receipts of shares in the share capital of CNH have been issued with the co-operation of CNH;

• Ingeschreven in het handelsregister van de Nederlandse Kamer van Koophandel onder nummer: 33283760;	• Registration number with the Dutch Chamber of Commerce (Kamer van Koophandel): 33283760;

2. STATUTEN VAN DUTCHCO	2. ARTICLES OF ASSOCIATION OF DUTCHCO

2.1     De statuten van DutchCo zijn vastgesteld bij akte van oprichting verleden voor mr. Dirk-Jan Jeroen Smit, notaris te Amsterdam, op 23 november 2012 en zijn partieel gewijzigd op 19 februari 2013. Een kopie van de statuten van DutchCo zoals deze thans luiden is aan dit Voorstel tot Fusie gehecht als Bijlage 1.

2.1     The articles of association of DutchCo have been established by deed of incorporation executed before Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, the Netherlands, on November 23rd, 2012 and have subsequently been amended on February 19, 2013. A copy of the current articles of association of DutchCo is attached to this Merger Plan as Schedule 1.

2.2     De statuten van DutchCo zullen ter gelegenheid van de CNH Fusie niet worden gewijzigd. Daarentegen zullen de statuten van DutchCo reeds worden gewijzigd en geheel vernieuwd ter gelegenheid van de FI Fusie in overeenstemming met de conceptstatuten als gehecht aan het Voorstel tot Grensoverschrijdende Fusie (de conceptstatuten zijn ter informatie aan dit Voorstel tot Fusie gehecht als Bijlage 2).

2.2     The articles of association of DutchCo will not be amended on the occasion of the CNH Merger. However, the articles of association of DutchCo will be amended and restated on occasion of the FI Merger in accordance with the draft articles of association attached to the Common Cross-Border Merger Terms (the draft articles of association have been attached hereto for information purposes as Schedule 2).

3. RAAD VAN BESTUUR DUTCHCO	3. BOARD OF DIRECTORS OF DUTCHCO

3.1 Per de datum van dit Voorstel tot Fusie bestaat de Raad van Bestuur van DutchCo uit de volgende personen:	3.1 As at the date of this Merger Plan, the Board of Directors of DutchCo is composed of the following individuals:

(a) Sergio Marchionne (voorzitter);	(a) Sergio Marchionne (chairman);

(b) Richard Joseph Tobin; en	(b) Richard Joseph Tobin; and

(c) Derek Neilson.	(c) Derek Neilson.

3.2     Als onderdeel van het geheel van de Transactie is een wijziging van de samenstelling van de Raad van Bestuur van DutchCo voorzien. De algemene vergadering van aandeelhouders van DutchCo zal te zijner tijd worden gevraagd een besluit te nemen over de benoeming van iedere persoon die zal worden genomineerd om benoemd te worden als lid van de Raad van Bestuur van DutchCo.

3.2     As part of the overall Transaction, it is envisaged that the composition of the Board of Directors of DutchCo will be changed. The general meeting of shareholders of DutchCo will be asked to resolve upon the appointment of each person nominated to be appointed as member of the Board of Directors of DutchCo.

4. TOEKENNING VAN VOORDELEN	4. BENEFITS GRANTED

Ter gelegenheid van de fusie zullen er geen voordelen aan leden van de Raden van Bestuur of aan anderen betrokken bij de CNH Fusie worden toegekend.	No benefits shall be granted to members of any of the Boards or to any other person on the occasion of the CNH Merger.

5. TIJDSTIP VAN KRACHT WORDEN CNH FUSIE: JURIDISCH EVENALS ECONOMISCH	5. EFFECTIVE DATE OF THE CNH MERGER; LEGAL AS WELL AS FINANCIAL DATE

5.1     Ingevolge artikel 2:318 van het BW en onder voorwaarde van de voltooiing van de aan de CNH Fusie voorafgaande formaliteiten als uiteengezet in de Merger Agreement zoals voorzien in overweging (A) van dit Voorstel tot Fusie, zal de CNH Fusie tot stand komen en effectief worden op de CNH Fusiedatum (d.w.z. om middernacht MET (Midden-Europese Tijd) op de dag volgende op de dag waarop de CNH Fusie Akte wordt gepasseerd voor een notaris gevestigd in Nederland). Per de CNH Fusiedatum, zal CNH ophouden te bestaan als zelfstandige rechtspersoon.

5.1     Pursuant to Section 2:318 of the DCC and subject to the completion of the pre-merger formalities set forth in the Merger Agreement, as anticipated under Recital (A) to this Merger Plan, the CNH Merger shall be established and will become effective on the CNH Merger Effective Date (i.e. at 00.00 AM CET following the day on which the CNH Merger Deed is executed before a civil law notary, officiating in the Netherlands). As per the CNH Merger Effective Date, CNH will cease to exist as standalone legal entity.

5.2     De financiële gegevens met betrekking tot het vermogen van CNH zullen met ingang van 1 januari 2013 worden verantwoord in de jaarstukken of andere financiële verantwoording van DutchCo en daarmee zullen de boekhoudkundige gevolgen van de Transactie worden verwerkt in de boeken van DutchCo vanaf deze datum.

5.2     The financial information with respect to the assets, liabilities and other legal relationships of CNH will be reflected in the accounts and other financial reports of DutchCo as of January 1, 2013 and with that the accounting effects of the Transaction will be recognized in DutchCo’s accounts from that date.

6. MAATREGELEN IN VERBAND MET DE OVERGANG VAN HET AANDEELHOUDERSCHAP VAN CNH	6. MEASURES IN CONNECTION WITH SHAREHOLDING IN CNH

6.1 Als gevolg van het tot stand komen van de CNH Fusie zullen alle uitstaande aandelen in het kapitaal van CNH van rechtswege komen te vervallen.	6.1 As a result of the CNH Merger becoming effective, all shares of CNH currently outstanding will be cancelled by operation of law.

In ruil voor de gewone aandelen in het aandelenkapitaal van CNH, zal DutchCo een zodanig aantal DutchCo Gewone Aandelen toekennen als volgt uit het toepassen van de Ruilverhouding voor de CNH Fusie als hieronder uiteengezet in Paragraaf 8.1, rekening houdend met het totaal aantal gewone aandelen in het aandelenkapitaal van CNH dat op de CNH Fusiedatum zal uitstaan.

In exchange for the common shares in the share capital of CNH, DutchCo will allot such number of DutchCo Common Shares as follows from applying the Exchange Ratio for the CNH Merger as specified under Section 8.1 below taking into account the total number of common shares in the share capital of CNH outstanding at the CNH Merger Effective Date.

Op het moment dat de CNH Fusieakte zal worden gepasseerd, zullen alle gewone aandelen B in het kapitaal van CNH, welke thans alle worden gehouden door FNH, worden gehouden door DutchCo als gevolg van het tot stand komen van achtereenvolgens de FNH Fusie en de FI Fusie. Op grond van artikel 2:325 lid 4 van het BW zullen er geen nieuwe DutchCo Gewone Aandelen worden toegekend in ruil voor gewone aandelen B.

At the time the CNH Merger Deed will be executed, the common shares B in the share capital of CNH, all of which currently owned by FNH, will be held by DutchCo as a result of subsequently the FNH Merger and the FI Merger becoming effective. Pursuant to Section 2:325 paragraph 4 of the DCC, no new DutchCo Common Shares will be allotted for the common shares B.

6.2     De DutchCo Gewone Aandelen die zullen worden toegekend ter gelegenheid van de CNH Fusie – en die zullen worden genoteerd aan de NYSE en vervolgens, na voltooiing van de Transactie, zullen worden genoteerd aan de Mercato Telematico Azionario – worden in het geval van geregistreerde houders van CNH gewone aandelen direct aan hen toegekend en in het geval van gewone aandelen in CNH die worden gehouden middels intermediairs, toegekend aan de intermediairs en vervolgens ná dematerialisatie geleverd aan de begunstigden middels het systeem van een bevoegd centraal instituut met effect vanaf de CNH Fusiedatum. Verdere informatie met betrekking tot de voorwaarden en de procedure voor toewijzing van de DutchCo Gewone Aandelen zal worden verspreid middels een bericht dat op de website van CNH (www.cnh.com) zal worden geplaatst.

6.2     The DutchCo Common Shares being allotted on the occasion of the CNH Merger – to be listed on the NYSE and, following the completion of the Transaction, on the Mercato Telematico Azionario – will be allotted, in case of registered holders of CNH common shares directly to them and in case the common shares are held through depository intermediaries to the depository intermediaries and after dematerialization by way of delivery to the beneficiaries through the centralized clearing system with effect from the CNH Merger Effective Date. Further information on the conditions and procedure for allocation of the DutchCo Common Shares shall be communicated publicly in a notice published on the website of CNH (www.cnh.com).

6.3     Onmiddellijk nadat de CNH Fusie van kracht zal zijn geworden en ingevolge de voorwaarden van de Merger Agreement, zal DutchCo bijzondere stemrechtaandelen uitgeven met een nominale waarde van één eurocent (€ 0,01) elk, aan die aandeelhouders van CNH die daarvoor in aanmerking komen en die ervoor opteren dergelijke bijzondere stemrechtaandelen te ontvangen na totstandkoming van de CNH Fusie in aanvulling op de DutchCo Gewone Aandelen die zij zullen verkrijgen. Aandeelhouders van CNH die bijzondere stemrechtaandelen wensen te ontvangen onmiddellijk na de voltooiing van de CNH Fusie dienen de procedures (de Initial Allocation Procedures) te volgen zoals beschreven in de CNH aandeelhouders circulaire, die beschikbaar zal worden gemaakt via de website van CNH (www.cnh.com) zodra de buitengewone algemene vergadering van aandeelhouders van CNH bijeen wordt geroepen met het doel om het

6.3     Immediately after the CNH Merger has become effective and pursuant to the terms of the Merger Agreement, DutchCo will issue special voting shares with a nominal value of one euro cent (€ 0.01) each, to those eligible holders of CNH common shares who elect to receive such special voting shares upon completion of the CNH Merger in addition to the DutchCo Common Shares they will receive. Holders of CNH common shares who wish to receive special voting shares immediately after the completion of the CNH Merger are required to follow the procedures (the Initial Allocation Procedures) as described in the CNH shareholders’ circular which will be made available on the corporate website of CNH (www.cnh.com) when the extraordinary meeting of shareholders of CNH for the purposes of approving the entering into the CNH Merger is convened.

aangaan van de CNH Fusie goed te keuren. De karakteristieken van de bijzondere stemrechtaandelen zijn verder uiteengezet in de voorgestelde statuten van DutchCo zoals gehecht aan dit Voorstel tot Fusie en in de Special Voting Share Terms zoals gedefinieerd in en gehecht aan de Merger Agreement. Ter voorkoming van misverstanden, deze bijzondere stemrechtaandelen zijn geen onderdeel van de ruilverhouding als hieronder uiteengezet in Paragraaf 8.1.

The characteristics of the special voting shares are further set out in the proposed DutchCo articles of association as attached to this Merger Plan and in the Special Voting Share Terms as defined in and attached to the Merger Agreement. For the avoidance of doubt, these special voting shares are not part of the exchange ratio set out under Section 8.1 below.

6.4     CNH heeft geen aandelen zonder stemrechten of aandelen zonder winstrechten uitstaan. Om die reden zijn artikel 2:326 sub (d) tot en met (f) van het BW en de bijzondere schadeloosstellingsregeling als bedoeld in artikel 2:330a van het BW niet van toepassing.

6.4     CNH does not have outstanding any shares that are non-voting shares or non-profit-sharing shares. Therefore, Section 2:326 sub (d) to (f) of the DCC and the special compensation arrangement as referred to in Section 2:330a of the DCC do not apply.

7. RECHTEN EN VERGOEDINGEN TEN LASTE VAN DUTCHCO	7. RIGHTS AND COMPENSATIONS CHARGEABLE TO DUTCHCO

7.1     CNH heeft bepaalde beperkte participatierechten op aandelen, prestatieafhankelijke participatierechten op aandelen, optierechten en andere kapitaalsbeloningen toegekend aan bestuurders, leidinggevenden en werknemers van haar groepsmaatschappijen onder het CNH equity incentive plan en het directors’ compensation plan (CNH Equity Rights). In verband met de CNH Fusie en met effect per de CNH Fusiedatum zullen de houders van de CNH Equity Rights gelijkwaardige rechten toegekend krijgen die recht geven op een evenredig aantal DutchCo Gewone Aandelen (met inachtneming van de toepasselijke Ruilverhouding) en de betaling van het CNH Dividend (in verband hiermee heeft CNH op 28 januari 2013 benodigde gelijkwaardige aanpassingen van uitstaande CNH Equity Rights goedgekeurd, die verband houden met de afname van de uitoefenprijzen en de toename van (i)

7.1     CNH has issued certain restricted share units, performance share units, options and other equity awards to directors, managers and employees of its group companies under the CNH equity incentive plan and the directors’ compensation plan (CNH Equity Rights). In connection with the CNH Merger and with effect from the CNH Merger Effective Date, the holders of the CNH Equity Rights will be awarded comparable rights to an appropriate number of DutchCo Common Shares (taking into account the applicable Exchange Ratio) and the payment of the CNH Dividend (in this respect, on January 28, 2013, CNH approved required equitable adjustments to outstanding CNH Equity Rights relating to the reduction of the exercise prices and the increase of (i) number of outstanding shares for stock options and (ii) number of het aantal uitstaande aandelen voor aandelenopties en (ii) het aantal niet verworven aandelen voor prestatieafhankelijke rechten op aandelen en beperkte rechten op aandelen, om de pre-dividend waarde te behouden).

unvested shares for performance shares and restricted shares, to maintain the pre-dividend fair value).

7.2     Anders dan houders van CNH Equity Rights zoals hiervoor uiteengezet in Paragraaf 7.1, zijn er geen personen die, in een andere hoedanigheid dan als aandeelhouder, speciale rechten jegens CNH hebben zoals een recht op een uitkering van winst of tot het nemen van nieuw uit te geven aandelen. Dientengevolge worden er geen gelijkwaardige rechten of vergoedingen toegekend en worden er geen schadeloosstellingen betaald anders dan als hiervoor onder Paragraaf 7.1. uiteengezet.

7.2     Other than holders of CNH Equity Rights as set out under Section 7.1 above, there are no persons who, in any other capacity than as shareholder, have special rights against CNH such as rights to participate in profit distributions or rights to acquire newly issued shares in the capital of CNH. Therefore no similar special rights are due and no compensation shall be paid to anyone on account of DutchCo, other than as set out above under Section 7.1.

8. DE RUILVERHOUDING VAN DE AANDELEN EN DE OMVANG VAN DE BETALINGEN	8. THE SHARE EXCHANGE RATIO AND THE AMOUNT OF PAYMENTS

8.1     Als gevolg van de totstandkoming van de CNH Fusie zal DutchCo voor alle geplaatste gewone aandelen in het kapitaal van CNH op de CNH Fusiedatum (Totaal Aantal Uitstaande Gewone Aandelen), pro rata parte, een zodanig totaal aantal DutchCo Gewone Aandelen toekennen aan de intermediairs en andere geregistreerde houders van gewone aandelen als volgt uit de vermenigvuldiging van het Totaal Aantal Uitstaande Gewone Aandelen met 3,828 naar beneden afgerond tot het eerstvolgende aantal hele aandelen. Voor zover een intermediair of andere geregistreerde houder van gewone aandelen gerechtigd zou zijn tot een fractie van een DutchCo Gewoon Aandeel (na toepassing van de ruilverhouding op diens totale aandelenbelang in CNH), zal DutchCo in plaats van het toekennen van een fractie van een DutchCo Gewoon Aandeel aan zo’n depository intermediary of andere

8.1     As a result of the CNH Merger becoming effective, for all common shares outstanding in the share capital of CNH at the CNH Merger Effective Date (the Total Number of Outstanding Common Shares), DutchCo will, on a pro rata basis, allot such total number of shares as follows from multiplying the Total Number of Outstanding Common Shares with 3.828 rounded down to the nearest whole number to the depository intermediaries and other registered holders of common shares. To the extent a depositary intermediary or other registered holder of common shares would be entitled to a fractional DutchCo Common Share (after application of the exchange ratio on its aggregate shareholding in CNH), DutchCo will, instead of granting a fractional DutchCo Common Share, pay such depository intermediary or other

geregistreerde houder van gewone aandelen een bedrag in contanten toekennen dat evenredig is aan het breukdeel van 10,20 United States dollars (de Ruilverhouding).	registered holder of common shares a cash consideration as equals the fraction of 10.20 United States dollars (the Exchange Ratio).

Ter gelegenheid van de CNH Fusie zullen krachtens de Ruilverhouding geen additionele betalingen plaatsvinden door DutchCo anders dan de betaling zoals hiervoor uiteengezet in Paragraaf 8.1	No additional payments, other than the payment set out under this Section 8.1. above, shall be made by DutchCo pursuant to the Exchange Ratio on occasion of the CNH Merger.

Middels het gecentraliseerde girale systeem en met effect vanaf de CNH Fusiedatum, zal iedere gerechtigde die onmiddellijk voor de CNH Fusiedatum gerechtigd is tot een of meer aandelen in het kapitaal van CNH, gerechtigd zijn tot 3,828 DutchCo Gewone Aandelen voor iedere gerechtigdheid tot een gewoon aandeel in CNH.

Through the centralized clearing system and with effect from the CNH Merger Effective Date, each beneficiary of one or more common shares in the share capital of CNH immediately prior to the CNH Merger Effective Date will effectively be entitled to 3.828 DutchCo Common Share for each entitlement to a common share in CNH.

8.2     Op verzoek van DutchCo zal BDO Audit & Assurance B.V. een verklaring met betrekking tot de redelijkheid van de Ruilverhouding afgeven in overeenstemming met het bepaalde in artikel 2:328 lid 1 van het BW. Deze verklaring zal publiek beschikbaar worden gesteld in overeenstemming met de toepasselijke regelgeving.

8.2     At the request of DutchCo, BDO Audit & Assurance B.V., will prepare a statement in relation to the fairness of the Exchange Ratio in accordance with Sections 2:328 paragraph 1 of the DCC. This statement will be made available to the public in accordance with applicable laws and regulations.

8.3     Op verzoek van CNH zal Mazars Paardekooper Hoffman N.V. een verklaring met betrekking tot de redelijkheid van de Ruilverhouding afgeven in overeenstemming met het bepaalde in artikel 2:328 lid 1 van het BW. Deze verklaring zal publiek beschikbaar worden gesteld in overeenstemming met de toepasselijke regelgeving.

8.3     At the request of CNH, Mazars Paardekooper Hoffman N.V., will prepare a statement in relation to the fairness of the Exchange Ratio in accordance with Sections 2:328 paragraph 1 of the DCC. This statement will be made available to the public in accordance with applicable laws and regulations.

9. TIJDSTIP MET INGANG WAARVAN EN WELKE MATE WAARIN DE DUTCHCO GEWONE AANDELEN RECHT ZULLEN GEVEN OP EEN AANDEEL IN DE WINST VAN DUTCHCO	9. THE DATE AS OF WHICH AND EXTENT TO WHICH THE DUTCHCO COMMON SHARES WILL CARRY ENTITLEMENT TO PARTICIPATION IN THE PROFITS OF DUTCHCO

Elk DutchCo Gewoon Aandeel zal vanaf 1 januari 2013 volledig delen in de winst van DutchCo naar rato van zijn deelname in het nominale kapitaal van DutchCo ongeacht of deze winst betrekking heeft op activiteiten van DutchCo die zijn verkregen als gevolg van de FI Fusie of als gevolg van de CNH Fusie. Er worden geen bijzondere rechten op dividend toegekend ter gelegenheid van de CNH Fusie.	Each DutchCo Common Share will carry entitlement to participation in the profits of DutchCo as from January 1, 2013, in proportion to its participation in the nominal share capital of DutchCo, irrespective of whether such profits arise due to the activities DutchCo acquired as a result of the FI Merger or as a result of the CNH Merger. No particular rights to dividends will be granted in connection with the CNH Merger.

10. GEVOLGEN VAN DE CNH FUSIE OP DE ACTIVITEITEN VAN CNH	10. IMPACT OF THE CNH MERGER ON THE ACTIVITIES OF CNH

De activiteiten van CNH zullen worden voortgezet door DutchCo tezamen met de activiteiten die DutchCo zal verkrijgen als gevolg van de totstandkoming van de FI Fusie en de FNH Fusie.	The activities of CNH shall be continued by DutchCo, together with the activities DutchCo will acquire as a result of the completion of the FI Merger and the FNH Merger.

11. GOODWILL EN UITKEERBARE RESERVES VAN DUTCHCO	11. GOODWILL AND DISTRIBUTABLE RESERVES OF DUTCHCO

11.1  Aangezien de CNH Fusie plaatsvindt op basis van boekwaarde, zijn er geen andere gevolgen voor goodwill dan dat het bedrag aan goodwill dat thans is opgenomen in de boeken van CNH gelijkelijk zal worden opgenomen in de boeken van DutchCo.

11.1  As the CNH Merger takes place on the basis of the book value, there will be no goodwill impact other than that the amount of goodwill currently represented in the books of CNH will be equally represented in the books of DutchCo.

11.2  Als gevolg van de CNH Fusie zullen de vrij uitkeerbare reserves van DutchCo afnemen met de waarde van de deelneming in CNH zoals opgenomen op de balans van DutchCo (nadat de FI Fusie tot stand is gekomen) en zullen zij toenemen met de totale waarde van het vermogen van CNH (op grond van de balans van CNH van 31 december 2012 zou dit een waarde van ongeveer EUR 5.636 miljoen of US$ 7.434 miljoen vertegenwoordigen op basis van de EUR/US$ wisselkoers per 31 december 2012 van 1,319) en het bedrag van het betaalbare dividend op de gewone aandelen B (ongeveer

11.2  As a result of the CNH Merger, the freely distributable reserves (vrij uitkeerbare reserves) of DutchCo shall decrease with the value of the participation in CNH in its books (following the FI Merger becoming effective) and shall increase with the aggregate value of the assets and liabilities of CNH (based on the balance sheet of CNH as per December 31, 2012 this would represent a value amounting to approximately EUR 5,636 million or US$ 7,434 million on the basis of the currency exchange Euro/US$ as of December 31, 2012 of 1.319) and the amount of the

EUR 1.607 miljoen of US$ 2.119 miljoen op basis van de EUR/US$ wisselkoers per 31 december 2012 van 1,319) dat DutchCo ter gelegenheid van de CNH Fusie zal verkrijgen verminderd met de totale nominale waarde van het totaal van alle DutchCo Gewone Aandelen, met een nominale waarde van één eurocent elk, dat wordt toegekend ter gelegenheid van het tot stand komen de CNH Fusie, het gezamenlijk bedrag aan betalingen in contanten als onderdeel van de Ruilverhouding en enige reserve die DutchCo dient aan te houden op grond van de wet en op grond van haar nieuwe statuten zoals deze zullen luiden per de FI Fusiedatum.

dividend payable on the common shares B (amounting to approximately EUR 1,607 million or US$ 2,119 million on the basis of the currency exchange Euro/US$ as of December 31, 2012 of 1.319) which DutchCo shall acquire on the occasion of the CNH Merger less the aggregate nominal value of all DutchCo Common Shares, with a nominal value of one euro cent each, being allotted on the occasion of the CNH Merger becoming effective, the total amount of payments in cash as part of the Exchange Ratio and any reserve it must maintain as a matter of Dutch and its articles of association as they will read as of the FI Merger Effective Date.

12. GOEDKEURING VAN HET BESLUIT TOT HET AANGAAN VAN DE FUSIE	12. APPROVAL OF RESOLUTION TO ENTER INTO MERGER

12.1  De algemene vergadering van aandeelhouders van CNH en die van DutchCo zullen beide dienen te besluiten tot het aangaan van de fusie op basis van dit Voorstel tot Fusie, alvorens de respectievelijke Raden van Bestuur bevoegd zijn over te gaan tot het doen passeren van de akte houdende de totstandbrenging van de CNH Fusie.

12.1  The general meeting of shareholders of CNH and that of DutchCo will both need to resolve to the entering into the merger on the basis of this Merger Plan before the respective Boards are authorised to have the notarial deed in relation to the establishment of the CNH Merger be executed.

12.2 Het besluit tot het aangaan van de CNH Fusie behoeft geen voorafgaande goedkeuring van een derde.	12.2 The resolution to enter into the CNH Merger does not require the prior approval of a third party.

13. AAN DE FUSIE VOORAFGAANDE FORMALITEITEN, VEREISTE GOEDKEURINGEN EN VOORWAARDEN	13. PRE-MERGER FORMALITIES, REQUIRED APPROVALS AND CONDITIONS

13.1  De respectievelijke verplichtingen van iedere partij om de Transactie tot stand te brengen zijn onderworpen aan de voldoening (of het doen van schriftelijke afstand) van de hierna genoemde voorwaarden voorafgaand aan de Closing Date (als gedefinieerd in de Merger Agreement):

13.1  The respective obligations of each party to effect the Transaction are subject to satisfaction or, to the extent permitted by applicable law, waiver (in writing) prior to the Closing Date (as defined in the Merger Agreement) of the following conditions:

(i)      de aandeelhouders-goedkeuring voor de FI Fusie op de buitengewone algemene vergadering van aandeelhouders van FI en de goedkeuring van de CNH Fusie op de buitengewone algemene vergadering van aandeelhouders van CNH zal zijn verkregen;

(i) the approval of the shareholders of the FI Merger by the extraordinary meeting of shareholders of FI and the approval of the CNH Merger by the extraordinary meeting of shareholders of CNH;

(ii)     goedkeuring zal zijn verkregen voor notering op aan NYSE, onder voorwaarde van het officiële bericht tot afgifte, van de DutchCo gewone aandelen die zullen worden toegekend aan de FI aandeelhouders en de CNH aandeelhouders op basis van de Merger Agreement en de uitgifte ingevolge de uitoefening van de Dutch Equity Incentive (als gedefinieerd in de Merger Agreement);

(ii)     DutchCo common shares which are to be allotted to FI shareholders and CNH shareholders on the basis of the Merger Agreement and issued pursuant to the exercise of the DutchCo Equity Incentive (as defined in the Merger Agreement) shall have been approved for listing on the NYSE, subject to official notice of issuance;

(iii)   geen overheidsinstantie of bevoegde autoriteit zal een voorschrift hebben verordend, uitgevaardigd, afgekondigd, aangetekend of kracht van wet hebben gegeven die gelding heeft en de totstandkoming van de Transactie in overeenstemming met de bepalingen van de Merger Agreement verbiedt en geen voorschrift zal zijn verordend, uitgevaardigd, afgekondigd, aangetekend of kracht van wet hebben gekregen door enige overheidsinstantie die de totstandkoming van de Transactie verbiedt of strijdig met wet- en regelgeving maakt;

(iii)   no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order which is in effect and prohibits consummation of the Transaction in accordance with the terms of the Merger Agreement and no order shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the Transaction;

(iv)    de Inschrijvingsverklaring zal van kracht zijn verklaard door de SEC onder de Securities Act; de SEC zal geen beschikking hebben uitgevaardigd om het van kracht zijn van de Inschrijvingsverklaring te schorsen en er zullen ook geen procedures met dat doel zijn geïnitieerd noch zal daarmee, voor zover bekend bij FI en CNH, zijn gedreigd door de SEC;

(iv)    the Registration Statement shall have been declared effective by the SEC under the Securities Act; no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of FI or CNH, threatened by the SEC;

(v)     enig bedrag aan contanten te betalen aan (a) FI aandeelhouders die hun recht op schadeloosstelling onder Artikel 2437-quater van het IBW uitoefenen, en/of (b) de crediteuren van FI die hun crediteurenverzetsrechten uitoefenen, zal een totaal van € 325 miljoen niet overschrijden;

(v)     the amount of cash, if any, to be paid to (a) FI shareholders exercising cash exit rights under Article 2437-quater of the ICC, and/or (b) creditors of FI exercising their creditor opposition rights, shall not exceed in the aggregate € 325 million;

(vi)    de 60-dagen periode volgende op de datum waarop het besluit van de buitengewone algemene vergadering van aandeelhouders van FI zal zijn gedeponeerd bij het Vennootschapsregister van Turijn zal zijn verstreken of zal eerder zijn geëindigd door de uitgifte van een obligatie door FI voldoende om enige claims van FI’s crediteuren te kunnen voldoen;

(vi)    the 60 day-period following the date upon which the resolution of the extraordinary general meeting of FI has been registered with the Companies’ Register of Turin shall have expired or have been earlier terminated pursuant to the posting of a bond by FI sufficient to satisfy FI’s creditors’ claims, if any;

(vii)   Reconta Ernst & Young S.p.A. zal, in overeenstemming met de relevante bepalingen van Italiaans recht en de relevante bepalingen van EU recht, het FI rapport met betrekking tot de redelijkheid van de ruilverhouding voor de FI aandelen hebben afgegeven aan FI (waarvan een kopie aan aan CNH zal worden verstrekt zo snel als mogelijk na het afgeven hiervan aan FI);

(vii)   Reconta Ernst & Young S.p.A. shall have delivered to FI, in accordance with the applicable provisions of Italian law and the applicable laws in the EU, the FI expert report with respect to the fairness of the exchange ratio for the FI shares (a copy of which shall have been provided to CNH as soon as practicable upon delivery thereof to FI);

(viii)  Mazars Paardekooper Hoffman N.V. zal in overeenstemming met de relevante bepalingen van Nederlands recht en de relevante bepalingen van EU recht, het rapport genoemd in Paragraaf 8.3 met betrekking tot de redelijkheid van de ruilverhouding hebben afgegeven aan CNH (waarvan een kopie aan FI zal worden verstrekt zo snel als mogelijk na het afgeven hiervan aan CNH);

(viii)  Mazars Paardekooper Hoffman N.V. shall have delivered to CNH, in accordance with the applicable provisions of Dutch law and the applicable laws in the EU, the report mentioned under Section 8.3 above with respect to the fairness of the exchange ratio (a copy of which shall have been provided to FI as soon as practicable upon delivery thereof to CNH);

(ix)    CNH zal een opinie hebben ontvangen van McDermott Will & Emergy LLP of een andere in de Verenigde Staten van Amerika nationaal erkende belastingadviseur (de keuze van een dergelijke andere belastingadviseur dient te zijn goedgekeurd door de special committee van de raad van bestuur van CNH naar eigen redelijk oordeel) en FI zal een opinie hebben ontvangen van Sullivan & Cromwell LLP of een andere in de Verenigde Staten van Amerika nationaal erkende belastingadviseur, en zulks in elk geval op de Closing Date, dat de CNH Fusie voor de doeleinden van zal kwalificeren voor federale inkomstenbelasting van de VS als “reorganisatie” als bedoeld in Artikel 368(a) va de U.S. Internal Revenue Code van 1986. Met betrekking tot de afgifte van de opinies als omschreven in deze paragraaf 13(ix), kan ieders belastingadviseur eisen en vertrouwen op (en mag bij wijze van referentie opnemen)

(ix)    CNH shall have received an opinion of McDermott Will & Emery LLP or other (U.S.) nationally recognized tax counsel (the choice of such other tax counsel must have been approved by the special committee of the board of directors of CNH in its reasonable discretion) and FI shall have received an opinion of Sullivan & Cromwell LLP or other (U.S.) nationally recognized tax counsel, in each case as of the Closing Date, to the effect that the CNH Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986. In rendering the opinions described in this Section 13(ix), each party’s tax counsel may require and rely upon (and may incorporate by reference) reasonable and customary de redelijke en gebruikelijke verklaringen en convenanten, daarbij inbegrepen zodanige convenanten als opgenomen in de attesten van functionarissen van CNH en FI. Ter voorkoming van misverstanden, CNH en FI zullen niet dezelfde belastingadviseur aanwijzen om een opinie af te geven onder het bepaalde van deze Paragraaf 13(ix);

representations and covenants, including those contained in certificates of officers of CNH and FI. For the avoidance of doubt, CNH and FI shall not choose to appoint the same tax counsel to render the opinion under this Section 13(ix);

(x)     alle handelingen noodzakelijk om elk van de FNH Fusie, de FI Fusie en de CNH Fusie tot stand te brengen zullen zijn genomen door DutchCo, FI, FNH en CNH met uitzondering van het passeren van de FI Fusieakte en de CNH Fusieakte door een in Nederland gevestigde notaris.

(x)     all actions necessary to cause each of the FNH Merger, the FI Merger and the CNH Merger to become effective shall have been taken by DutchCo, FI, FNH and CNH except for the execution of the FI Merger Deed and the CNH Merger Deed by a civil law notary, officiating in the Netherlands.

13.2   De verplichtingen voor CNH om de CNH Fusie tot stand te brengen zijn voorts onderworpen aan de voldoening (of het doen van schriftelijke afstand) van de volgende aanvullende voorwaarden voor de Closing Date:

13.2 The obligation of CNH to effect the CNH Merger shall be subject to the following additional conditions having been satisfied or waived (in writing) prior to the Closing Date:

(i)      met inachtneming van de referenties voor wat betreft essentie en tijd als gespecificeerd in de Merger Agreement, zijn de verklaringen en garanties van FI zoals opgenomen in Exhibit B van de Merger Agreement waar en correct;

(i)      the representations and warranties of FI as set forth in Exhibit B to the Merger Agreement shall be true and correct, subject to the materiality and timing standards set forth in the Merger Agreement;

(ii)     ieder van FI en DutchCo zal ten volste aan de essentie van al haar verplichtingen onder de Merger Agreement hebben voldaan op of voorafgaand aan de Closing Date (zoals gedefinieerd in de Merger Agreement); en

(ii)     each of FI and DutchCo shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date (as defined in the Merger Agreement); and

(iii)    vanaf de datum van de Merger Agreement tot aan de Closing Date zal zich geen Material Adverse Effect (zoals gedefinieerd in de Merger Agreement) hebben voorgedaan met betrekking tot FI en haar dochter-vennootschappen, daaronder niet begrepen CNH en haar dochtervennootschappen, gezien als geheel.

(iii)    from the date of the Merger Agreement to the Closing Date, there shall not have occurred any Material Adverse Effect (as defined in the Merger Agreement) on FI and its subsidiaries, excluding CNH and CNH’s subsidiaries, taken as a whole.

13.3   De verplichtingen van FI om de FI Fusie tot stand te brengen zijn voorts onderworpen aan de voldoening (of het doen van schriftelijke afstand) van de volgende aanvullende voorwaarden voor de Closing Date:

13.3 The obligations of FI to effect the FI Merger shall be subject to the following additional conditions having been satisfied or waived (in writing) prior to the Closing Date:

(i)      met inachtneming van de referenties voor wat betreft essentie en tijd als gespecificeerd in de Merger Agreement, zijn de verklaringen en garanties van CNH zoals opgenomen in Exhibit C van de Merger Agreement waar en correct;

(i)      the representations and warranties of CNH as set forth in exhibit C to the Merger Agreement shall be true and correct, subject to the materiality and timing standards set forth in the Merger Agreement;

(ii) CNH zal aan al haar verplichtingen onder de Merger Agreement in alle materiële aspecten hebben voldaan op of voorafgaand aan de Closing Date (zoals gedefinieerd in de Merger Agreement); en

(ii)     CNH shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date (as defined in the Merger Agreement); and

(iii)   vanaf de datum van de Merger Agreement tot aan de Closing Date zal zich geen Material Adverse Effect (zoals gedefinieerd in de Merger Agreement) hebben voorgedaan met betrekking tot CNH en haar dochtervennootschappen gezien als geheel.

(iii)   from the date of the Merger Agreement to the Closing Date, there shall not have occurred any Material Adverse Effect (as defined in the Merger Agreement) on CNH and its subsidiaries taken as a whole.

13.4   Ter voorkoming van misverstanden zij bedacht dat de voorwaarden zoals uiteengezet in Paragrafen 13.1, 13.2 en 13.3 van dit Voorstel tot Fusie hierin slechts zijn herhaald voor informatieve doeleinden en dat Paragrafen 13.1, 13.2 en 13.3 op geen enkele wijze de bedoeling hebben de opschortende voorwaarden zoals overeengekomen door partijen bij de Merger Agreement te wijzigen, te beperken, uit te breiden of ervan afstand te doen.

13.4   For the avoidance of doubt, the conditions set out in Sections 13.1, 13.2, and 13.3 of this Merger Plan are repeated herein for information purposes only and these Sections 13.1, 13.2, and 13.3 do not in any way intend to amend, limit, extend or waive the conditions precedent as they have been agreed upon by parties in the Merger Agreement.

13.5  Voor zover het de voorwaarde onder de Merger Agreement aangaande de betaling van het buitengewone dividend van USD 10,00 door CNH aan niet-FNH CNH aandeelhouders betreft, moet worden opgemerkt dat dit dividend is uitbetaald op 28 december 2012.

13.5   As far as the condition mentioned under the Merger Agreement with regard to the payment of the extraordinary dividend of USD 10.00 by CNH to non-FNH CNH shareholders is concerned, it is to be noted that such dividend was paid on December 28, 2012.

13.6   Van voldoening aan of afstand van de opschortende voorwaarden zoals hiervoor uiteengezet onder de Paragrafen 13.1, 13.2 en 13.3 zal blijken uit een tussen de Raden van Bestuur op schrift gestelde verklaring door de onafhankelijke en niet-geconflicteerde leden van de CNH raad van bestuur aan de raad van bestuur van DutchCo en vice versa, onder voorwaarde van voorafgaande goedkeuring van de buitengewone algemene vergadering van aandeelhouders van CNH, voorzover vereist.

13.6   Satisfaction or waiver of the conditions precedent set out in Sections 13.1, 13.2, and 13.3, will be evidenced between the Boards in a written statement to be addressed by the independent and unconflicted members of the CNH board of directors to the DutchCo board of directors and vice versa, subject to prior approval by the extraordinary general meeting of shareholders of CNH, where required.

13.7   De vennootschappen die deelnemen aan de Transactie zullen de informatie met betrekking tot het al dan niet voldoen aan de hiervoor genoemde opschortende voorwaarden aan de markt communiceren in overeenstemming met de van toepassing zijnde wet- en regelgeving.

13.7   The companies participating in the Transaction will communicate information regarding the satisfaction of or failure to satisfy the above conditions precedent to the market in accordance with the applicable laws and regulations.

13.8 De CNH Fusie zal niet tot stand worden gebracht tenzij:	13.8 The CNH Merger shall not be established unless:

(i)      ontvangst van een verklaring van de rechtbank van Amsterdam, Nederland, dat geen crediteur in verzet is gegaan tegen de FI Fusie of de CNH Fusie ingevolge het bepaalde van artikel 2:316 van het BW of, ingeval van verzet in de zin van artikel 2:316 van het BW, binnen één maand nadat het verzet is ingetrokken of de opheffing van het verzet uitvoerbaar is verklaard; en

(i)      a declaration shall have been received from the district court in Amsterdam, the Netherlands, that no creditor opposed to the FI Merger or the CNH Merger pursuant to Section 2:316 of the DCC or, in case of any opposition pursuant to Section 2:316 of the DCC, such declaration shall have been received within one month of the withdrawal of the opposition or the discharge of the opposition having become enforceable;

(ii)     afgifte door de door FI geselecteerde Italiaanse notaris van het pre-fusieattest met betrekking tot de FI Fusie aan de Nederlandse notaris, zijnde het pre-fusieattest als bedoeld in de Richtlijn 2005/56/EG van het Europees Parlement en de Raad van zesentwintig oktober tweeduizend vijf op grensoverschrijdende fusies van kapitaalvennootschappen.

(ii)     delivery by the Italian public notary selected by FI of the pre-merger compliance certificate in relation to the FI Merger to the Dutch civil law notary selected by FI, such certificate being the pre-merger scrutiny certificate in the meaning of Directive 2005/56/EC of the European Parliament and Council of the twenty-sixth day of October two thousand five on cross-border mergers of limited liability companies.

14. FORMALITEITEN VOOR ONDERTEKENING, TOEPASSELIJK RECHT	14. SIGNING FORMALITIES, GOVERNING LAW

14.1  Op grond van artikel 2:312, leden 3 en 4 van het BW dient dit Voorstel tot Fusie te worden ondertekend door ieder lid van de Raden van Bestuur. Dit Voorstel tot Fusie zal tot stand zijn gekomen zodra het is ondertekend door alle ondertekenaars.

14.1  Pursuant to Section 2:312, paragraph 3 and 4, of the DCC, this Merger Plan will have to be signed by each member of the Boards. This Merger Plan will come into effect, when legally signed by all signatories.

14.2 Dit Voorstel tot Fusie wordt geregeerd door en dient te worden geïnterpreteerd overeenkomstig het recht van het Europese deel van Nederland.	14.2 This Merger Plan shall be governed by, and interpreted in accordance with, the laws of the European part of the Netherlands.

14.3  Enig geschil tussen de Vennootschappen met betrekking tot de geldigheid, de interpretatie of de uitvoering van dit Voorstel tot Fusie valt onder de exclusieve competentie van de Nederlandse rechter.

14.3 Any dispute between the Companies as to the validity, interpretation or performance of this Merger Plan shall be submitted to the exclusive jurisdiction of the Dutch courts.

Gedateerd: 25 februari 2013	Dated 25 February 2013

Bijlage 1: Huidige statuten van DutchCo	Schedule 1: Current Articles of Association of DutchCo

Bijlage 2: Concept statuten van DutchCo	Schedule 2: Draft Articles of Association of DutchCo

---------- signature pages to follow ----------

FI CBM HOLDINGS N.V. /s/ Sergio Marchionne By: Sergio Marchionne Date: Place:	/s/ Richard Joseph Tobin By: Richard Joseph Tobin Date: Place:

/s/ Derek Neilson By: Derek Neilson Date: Place:

---------- signature pages CNH Global N.V. to follow ----------

CNH GLOBAL N.V. /s/ Kenneth Lipper By: Kenneth Lipper Date: Place:	/s/ Paolo Monferino By: Paolo Monferino Date: Place:

/s/ Edward Allen Hiler By: Edward Allen Hiler Date: Place:	/s/ Sergio Marchionne By: Sergio Marchionne Date: Place:

/s/ Harold Donald Boyanovsky By: Harold Donald Boyanovsky Date: Place:	/s/ Leo Walter Houle By: Leo Walter Houle Date: Place:

/s/ Rolf Markus Jeker By: Rolf Markus Jeker Date: Place:	/s/ Peter Kalantzis By: Peter Kalantzis Date: Place:

/s/ John Beresford Lanaway By: John Beresford Lanaway Date: Place:	/s/ Jacques Theurillat By: Jacques Theurillat Date: Place:

/s/ Thomas James Colligan By: Thomas James Colligan Date: Place:	/s/ Richard Joseph Tobin By: Richard Joseph Tobin Date: Place:

30

All exhibits to the merger plan are available for inspection at CNH Global N.V.’s offices in the Netherlands and the United States at the following addresses:

World Trade Center Amsterdam Airport

10th Floor, Tower B

Schiphol Boulevard 217

1118 BH Schiphol Airport

The Netherlands

6900 Veterans Boulevard

Burr Ridge, IL, USA

60527-7111

All exhibits to the merger plan are also available for inspection at the Chamber of Commerce for Amsterdam, the Netherlands. Exhibits to the merger plan will also be made available to investors upon written request.

31

For more information please send written requests to:

CNH Global N.V.

6900 Veterans Boulevard

Burr Ridge, IL, USA

60527-7111

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

CONTROLEVERKLARING VAN DE ONAFHANKELIJKE ACCOUNTANT

EX ARTIKEL 2:328 LID 1 BW

Aan het bestuur van CNH Global N.V.

INTRODUCTIE

Wij hebben kennis genomen van het voorstel tot juridische fusie (“CNH Merger Plan”) gedateerd 25 februari 2013 tussen:

1.	CNH Global N.V., een Naamloze Vennootschap opgericht naar Nederlands recht, gevestigd te Amsterdam, kantoorhoudend op het adres Schiphol Boulevard 217 WTC AIRPORT, 1118 BH Schiphol, Nederland, ingeschreven in het Handelsregister bij de Kamer van Koophandel te Amsterdam onder nummer 33283760 (“de verdwijnende vennootschap”), en

2.	Fl CBM HOLDINGS N.V., een Naamloze Vennootschap opgericht naar Nederlands recht, gevestigd te Amsterdam, kantoorhoudend op het adres Cranes Farm Road, Basildon, Essex SS14 3 AD, Verenigd Koninkrijk, ingeschreven in het Handelsregister bij de Kamer van Koophandel te Amsterdam onder nummer 56532474 “de verkrijgende vennootschap”).

VERANTWOORDELIJKHEID VAN DE BESTUREN

De besturen van genoemde vennootschappen zijn verantwoordelijk voor het opstellen van het voorstel tot fusie.

VERANTWOORDELIJKHEID VAN DE ACCOUNTANT

Onze verantwoordelijkheid is het verstrekken van een controleverklaring inzake de redelijkheid van de in het voorstel opgenomen ruilverhouding van de aandelen en inzake het eigen vermogen van de verdwijnende vennootschap, zoals bedoeld in artikel 2:328 lid 1 van het in Nederland geldende Burgerlijk Wetboek (BW).

Wij hebben onze controle verricht in overeenstemming met Nederlands recht, waaronder de Nederlandse controlestandaarden. Dit vereist dat wij voldoen aan de voor ons geldende ethische voorschriften en dat wij onze controle zodanig plannen en uitvoeren, dat een redelijke mate van zekerheid wordt verkregen dat:

1.	de in het voorstel tot fusie opgenomen ruilverhouding van de aandelen, als bedoeld in artikel 2:326 BW, redelijk is;

ACCOUNTANTS - BELASTINGADVISEURS - MANAGEMENT CONSULTANTS

MAZARS TOWER, DELFLANDLAAN 1 - POSTBUS 7266-1007 JG AMSTERDAM

TEL: 088 27 72 400 - FAX: 020 6448 051 - amsterdam.audit@mazars.nl

MAZARS PAARDEKOOPER HOFFMAN N.V.

STATUTAIR GEVESTIGD TE ROTTERDAM (KVK ROTTERDAM NR. 24389296).

RH/62251/MW/002

2.	het eigen vermogen van de verdwijnende vennootschap, bepaald naar de dag waarop haar laatste jaarrekening als bedoeld in artikel 2:313 lid 2 BW betrekking heeft, bij toepassing van in het maatschappelijk verkeer in Nederland als aanvaard-baar beschouwde waarderingsmethoden, ten minste overeenkwam met het nomi-naal gestorte bedrag op de gezamenlijke aandelen die haar aandeelhouders inge-volge de fusie verkrijgen, vermeerderd - indien van toepassing - met betalingen waarop zij krachtens de ruilverhouding recht hebben en de schadeloosstellingsre-geling van artikel 2:330A BW.

Wij zijn van mening dat de door ons verkregen controle-informatie voldoende en ge-schikt is om een onderbouwing voor ons oordeel te bieden.

OORDEEL

Naar ons oordeel:

1.	is de in het CNH Merger Plan opgenomen ruilverhouding van de aandelen, zoals bedoeld in artikel 2:326 BW, mede gelet op de bij het voorstel tot fusie gevoegde stukken, redelijk.

Wij nemen daarbij mede in beschouwing de toekenning van een premie van 25,6%, zijnde een dividend in contanten van US $ 10, per gewoon aandeel in het kapitaal van de verdwijnende vennootschap aan uitsluitend aandeelhouders van de verdwijnende vennootschap, niet zijnde Fiat Netherlands Holding N.V. welk dividend blijkens mededeling in het fusievoorstel reeds op 28 december 2012 als dividend aan deze aandeelhouders is uitbetaald en onafhankelijk is van het al dan niet verkrijgen van goedkeuring voor de fusie van de algemene vergadering van aandeelhouders van de verdwijnende vennootschap of het niet tot stand komen van de fusie om welke reden dan ook.

Dit dividend is betaald als onderdeel van de afspraken zoals overeengekomen in de fusieovereenkomst (“Merger Agreement”) van 25 november 2012 tussen Fiat Industrial S.p.A., de verdwijnende vennootschap en de verkrijgende vennootschap, waarvan de onderhavige fusie een onderdeel vormt.

2.	kwam het eigen vermogen van de verdwijnende vennootschap bepaald naar de dag waarop haar jaarrekening betrekking heeft, zijnde 31 december 2012, bij toe- passing van in het maatschappelijk verkeer in Nederland als aanvaardbaar beschouwde waarderingsmethoden zoals opgenomen in het fusievoorstel, ten minste overeen met het nominaal gestorte bedrag op de gezamenlijke aandelen die haar aandeelhouders ingevolge de fusie verkrijgen, vermeerderd met betalingen waarop zij krachtens de ruilverhouding recht hebben.

BEPERKING IN HETGEBRUIK

Deze controleverklaring wordt uitsluitend verstrekt in het kader van voormeld voorstel tot fusie en mag derhalve niet voor andere doeleinden worden gebruikt.

Amsterdam, 8 april 2013

MAZARS PAARDEKOOPER HOFFMAN N.V.

/s/ drs R.C.H.M. Horsmans RA RV
drs R.C.H.M. Horsmans RA RV

This document has been translated into English for the convenience of international readers. The original Dutch document should be considered the authoritive version.

INDEPENDENT AUDITOR’S REPORT

pursuant to Section 2:328, subsection 1 of the Dutch Civil Code

To the board of CNH Global N.V.

INTRODUCTION

We have read the CNH Merger Plan dated 25 February 2013 between the following companies:

1.	CNH Global N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its office address at Schiphol Boulevard 217 WTC AIRPORT, 1118 BH Schiphol, the Netherlands, registered with the Trade Register of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 33283760 (disappearing company);

and

2.	Fl CBM HOLDINGS N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its office address at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom, registered with the Trade Register of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number: 56532474 (acquiring company).

MANAGEMENTS’ RESPONSIBILITY

The boards of management of the companies’ are responsible for the preparation of the CNH Merger Plan.

AUDITOR’S RESPONSIBILITY

Our responsibility is to issue an auditor’s report on the reasonableness of the proposed share exchange ratio as included in the CNH Merger Plan and on the shareholders’ equity of the company ceasing to exist as referred to in Section 2:328, subsection 1 of the Dutch Civil Code.

ACCOUNTANTS • TAX ADVISERS • MANAGEMENT CONSULTANTS MAZARS TOWER, DELFLANDLAAN 1 - P.O. BOX 7266 - 1007 JG AMSTERDAM
TEL: +31 (0)88 27 72 400 - FAX: +31 (0)20 64 48 051 - amsterdam.audit@mazars.nl
MAZARS PAARDEKOOPER HOFFMAN N.V.
WITH ITS REGISTERED OFFICE IN ROTTERDAM (TRADE REGISTER ROTTERDAM NR. 24389296).
RH/62251/MW/004

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether:

1.	The proposed share exchange ratio as referred to in section 2:326 subsection 1 of the Dutch Civil Code and as included in the CNH Merger Plan is reasonable;

2.	The portion of the shareholders’ equity of the company ceasing to exist that is not owned by the acquiring company (“free float shares”), as at the date of its latest financial statement as referred to In Section 2:313 subsection 2 of the Dutch Civil Code, on the basis of valuation methods generally accepted in the Netherlands as specified in the CNH Merger Plan, at least equals the nominal paid-up amount on the aggregate number of shares to be acquired by the free float shareholders under the merger increased with the cash payments to which they are entitled according to the proposed share exchange ratio and 2:330 a of the Dutch Civil Code.

3.	The shareholders’ equity of the company ceasing to exist, as at the date of its latest financial statements as referred to in Section 2:313 subsection 2 of the Dutch Civil Code, on the basis of valuation methods generally accepted in the Netherlands as specified in the CNH Merger Plan, at least equals the nominal paid-up amount on the aggregate number of shares to be acquired by its shareholders under the merger, increased - when applicable - with the cash payments to which they are entitled according to the proposed share exchange ratio.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion:

1.	Having considered the documents attached to the CNH Merger Plan, the proposed share exchange ratio as referred to in Section 2:326 subsection 1 of the Dutch Civil Code and as included in the CNH Merger Plan, is reasonable.

In assessing the reasonableness we have taken into consideration the dividend of USD 10 per common share representing a premium of 25,6% per common share owned by the shareholders of the disappearing company not being Fiat Netherlands Holding N.V. and irrespective of whether or not the legal merger will be approved by the general meeting of shareholders of the disappearing company or fails to be completed for another reason. According to the CNH Merger Plan this dividend was paid to shareholders of the disappearing shareholders not being Fiat Netherlands Holding N.V. as per 28 December 2012. This dividend was granted and paid as part of the arrangements. As agreed upon in the merger agreement of 25 November 2012 between Fiat Industrial S.p.A., the disappearing company and the acquiring company, of which this merger (as mentioned in the introduction paragraph) is part.

2.	The shareholders’ equity of the company ceasing to exist, as at the date of its financial statements referred to in Section 2:313 subsection 2 of the Dutch Civil Code, on the basis of valuation methods generally accepted in the Netherlands as specified in the CNH Merger Plan at least equals the nominal paid-up amount on the aggregate number of shares to be acquired by its shareholders under the merger increased with the payments to which they are entitled according to the proposed share exchange ratio.

RESTRICTION ON USE

This auditor’s report is solely issued in connection with the aforementioned CNH Merger Plan and therefore cannot be used for other purposes.

Amsterdam, 8 April 2013

MAZARS PAARDEKOOPER HOFFMAN N.V.

/s/ drs R.C.H.M. Horsmans RA RV
drs R.C.H.M. Horsmans RA RV

For more information please send written requests to:

CNH Global N.V.

6900 Veterans Boulevard

Burr Ridge, IL, USA

60527-7111

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements Included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Tel: +31 (0)20 543 21 00	BDO Audit & Assurance B.V.
Fax: +31 (0)20 543 21 66	Postbus 71730, 1008 DE Amsterdam
info@bdo.nl	Krijgsman 9, 1186 DM Amstelveen
www.bdo.nl	Nederland

Controleverklaring van de onafhankelijke accountant

ex artikel 2:328 lid 1 BW

Aan het bestuur van FI CBM Holdings N.V.

Inleiding

Wij hebben kennis genomen van het voorstel tot juridische fusie (“CNH Merger Plan”) gedateerd 25 februari 2013 tussen:

1.	CNH Global N.V., een Naamloze Vennootschap opgericht naar Nederlands recht, gevestigd te Amsterdam, kantoorhoudend op het adres Schiphol Boulevard 217 WTC AIRPORT, 1118 BH Schiphol, Nederland, ingeschreven in het Handelsregister bij de Kamer van Koophandel te Amsterdam onder nummer 33283760 (“de verdwijnende vennootschap”);

en

2.	FI CBM HOLDINGS N.V., een Naamloze Vennootschap opgericht naar Nederlands recht, gevestigd te Amsterdam, kantoorhoudend op het adres Cranes Farm Road, Basildon, Essex SS14 3 AD, Verenigd Koninkrijk, ingeschreven in het Handelsregister bij de Kamer van Koophandel te Amsterdam onder nummer 56532474 (“de verkrijgende vennootschap”).

Verantwoordelijkheid van de besturen

De besturen van genoemde vennootschappen zijn verantwoordelijk voor het opstellen van het voorstel tot fusie.

Verantwoordelijkheid van de accountant

Onze verantwoordelijkheid is het verstrekken van een controleverklaring inzake de redelijkheid van de in het voorstel opgenomen ruilverhouding van de aandelen en inzake het eigen vermogen van de verdwijnende vennootschap, zoals bedoeld in artikel 2:328 lid 1 van het in Nederland geldende Burgerlijk Wetboek (BW).

Wij hebben onze controle verricht in overeenstemming met Nederlands recht, waaronder de Nederlandse controlestandaarden. Dit vereist dat wij voldoen aan de voor ons geldende ethische voorschriften en dat wij onze controle zodanig plannen en uitvoeren, dat een redelijke mate van zekerheid wordt verkregen dat:

1.	de in het voorstel tot fusie opgenomen ruilverhouding van de aandelen, als bedoeld in artikel 2:326, onderdeel a BW, redelijk is;

2.	het eigen vermogen van de verdwijnende vennootschap, bepaald naar de dag waarop haar jaarrekening als bedoeld in artikel 2:313 lid 2 BW betrekking heeft, bij toepassing van in het maatschappelijk verkeer in Nederland als aanvaardbaar beschouwde waarderingsmethoden, zoals vermeld in het CNH Merger Plan, ten minste overeenkwam met het nominaal gestorte bedrag op de gezamenlijke aandelen die de aandeelhouders van de verdwijnende vennootschap ingevolge de fusie verkrijgen, vermeerderd - indien van toepassing - met betalingen waarop zij krachtens de ruilverhouding of de schadeloosstellingsregeling van artikel 2:330a BW recht hebben.

Statutair gevestigd te Eindhoven en ingeschreven in het handelsregister onder nummer 17171186.
BDO Audit & Assurance B.V. is lid van BDO International Ltd, een rechtspersoon naar Engels recht met beperkte aansprakelijkheid, en maakt deel uit van het wereldwijde netwerk van juridisch zelfstandige organisaties die onder de naam “BDO” optreden.	AM13-1203

Wij zijn van mening dat de door ons verkregen controle-informatie voldoende en geschikt is om een onderbouwing voor ons oordeel te bieden.

Oordeel

Naar ons oordeel:

1.	is de in het CNH Merger Plan opgenomen ruilverhouding van de aandelen, zoals bedoeld in artikel 2:326 onderdeel a BW, mede gelet op de bij het voorstel tot fusie gevoegde stukken, redelijk.

Wij nemen daarbij mede in beschouwing de toekenning van een premie van 25,6%, zijnde een dividend in contanten van US $ 10, per gewoon aandeel in het kapitaal van de verdwijnende vennootschap, aan uitsluitend die aandeelhouders van de verdwijnende vennootschap, die niet zijn Fiat Netherlands Holding N.V., welk dividend blijkens mededeling in het fusievoorstel reeds op 28 december 2012 aan deze aandeelhouders is uitbetaald en onafhankelijk van het al dan niet verkrijgen van goedkeuring voor de fusie van de algemene vergadering van aandeelhouders van de verdwijnende vennootschap of het niet totstandkomen van de fusie om welke reden dan ook. Dit dividend is toegekend en betaald als onderdeel van de afspraken, zoals overeengekomen in de fusieovereenkomst (“Merger Agreement”) van 25 november 2012 tussen Fiat Industrial S.p.A., de verdwijnende vennootschap en de verkrijgende vennootschap, waarvan de onderhavige fusie een onderdeel vormt.

2.	kwam het eigen vermogen van de verdwijnende vennootschap bepaald naar de dag waarop haar jaarrekening betrekking heeft, zijnde 31 december 2012, bij toepassing van in het maatschappelijk verkeer in Nederland als aanvaardbaar beschouwde waarderingsmethoden, zoals vermeld in het CNH Merger Plan, ten minste overeen met het nominaal gestorte bedrag op de gezamenlijke aandelen die de aandeelhouders van de verdwijnende vennootschap ingevolge de fusie verkrijgen, vermeerderd met betalingen waarop zij krachtens de ruilverhouding recht hebben.

Beperking in het gebruik

Deze controleverklaring wordt uitsluitend verstrekt in het kader van voormeld CNH Merger Plan en mag derhalve niet voor andere doeleinden worden gebruikt.

Amstelveen, 5 april 2013

BDO Audit & Assurance B.V. namens deze,	Paraaf voor waarmerkingsdoeleinden:

/s/ J.A. de Rooij RA
J.A. de Rooij RA

2

Tel: +31 (0)20 543 21 00	BDO Audit & Assurance B.V.
Fax: +31 (0)20 543 21 66	P.O. Box 71730, 1008 DE Amsterdam
info@bdo.nl	Krijgsman 9, 1186 DM Amstelveen
www.bdo.nl	The Netherlands

This document has been translated into English for the convenience of international readers.

The original Dutch document should be considered the authoritative version.

INDEPENDENT AUDITOR’S REPORT

pursuant to Section 2:328(1) Dutch Civil Code

To the board of management of FI CBM Holdings N.V.

Introduction

We have read the proposal for legal merger (“CNH Merger Plan”) dated 25 February 2013 between:

1.	CNH Global N.V. a public company with limited liability (Naamloze Vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its office address at Schiphol Boulevard 217 WTC AIRPORT, 1118 BH Schiphol, the Netherlands, registered with the Trade Register (Handelsregister) of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number 33283760 (“the disappearing company”);

and

2.	FI CBM HOLDINGS N.V., a company with limited liability (Naamloze Vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its principal office address at Cranes Farm Road, Basildon, Essex SS143 AD, United Kingdom, registered with the Trade Register (Handelsregister) of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number 56532474 (“the acquiring company”).

Managements’ responsibility

The companies’ boards of management are responsible for the preparation of the proposal for the merger.

Auditor’s responsibility

Our responsibility is to issue an auditor’s report on the reasonableness of the proposed share exchange ratio as included in the proposal for the merger and on the shareholders’ equity of the disappearing company as referred to in Section 2:328(1) of the Dutch Civil Code. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether:

1.	The proposed share exchange ratio as referred to in section 2:326(a) of the Dutch Civil Code and as included in the CNH Merger Plan is reasonable.

2.	The shareholders’ equity of the disappearing company, as at the date of its annual report as referred to in Section 2:313(2) of the Dutch Civil Code, on the basis of valuation methods generally accepted in the Netherlands as specified in the CNH Merger Plan, at least equals the nominal paid-up amount on the aggregate number of common shares to be acquired by the shareholders of the disappearing company under the merger, increased - when applicable - with the cash payments to which they are entitled according to the proposed share exchange ratio and 2:330a Dutch Civil Code compensations.

Registered office in Eindhoven and entered into the Commercial Register under number 17171186.
BDO Audit & Assurance B.V. is a member of BDO International Ltd, a UK company limited by guarantee, and forms part of the worldwide network of independent legal entities, each of which provides professional services under the name ‘BDO’.	AM13-1203

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion

1.	Having considered the documents attached to the CNH Merger Plan, the proposed share exchange ratio as referred to in Section 2:326 of the Dutch Civil Code and as included in the CNH Merger Plan is reasonable.

In assessing the reasonableness we have taken into consideration the grant of a cash dividend of USD 10 per common share representing a premium of 25,6% per common share in the capital of the disappearing company owned by the shareholders of the disappearing company not being Fiat Netherlands Holding N.V. and irrespective of whether or not the legal merger will be approved by the general meeting of shareholders of the disappearing company or fails to be completed for any other reason. As also appears from the CNH Merger Plan this dividend was paid to shareholders of CNH Global N.V. not being Fiat Netherlands Holding N.V. as per 28 December 2012 and cannot be withdrawn. This dividend was granted and paid as part of the arrangements as agreed upon in the merger agreement of 25 November 2012 between Fiat Industrial S.p.A., the disappearing company and the acquiring company, of which this merger (as mentioned in the introduction paragraph) is part.

2.	The shareholders’ equity of the disappearing company, as at 31 December 2012 being the date of its annual report, on the basis of valuation methods generally accepted in the Netherlands as specified in the CNH Merger Plan at least equals the nominal paid-up amount on the aggregate number of common shares to be acquired by the shareholders of the disappearing company under the merger, increased with the cash payments to which they are entitled according to the proposed share exchange ratio.

Restriction on use

This auditor’s report is solely issued in connection with the aforementioned CNH Merger Plan and therefore cannot be used for other purposes.

The Netherlands, Amstelveen, 5 April 2013

BDO Audit & Assurance B.V.
on its behalf,	For identification purposes:

/s/ J.A. de Rooij RA
J.A. de Rooij RA

2

Tel: +31 (0)20 543 21 00	BDO Audit & Assurance B.V.
Fax: +31 (0)20 543 21 66	P.O. Box 71730, 1008 DE Amsterdam
info@bdo.nl	Krijgsman 9, 1186 DM Amstelveen
www.bdo.nl	The Netherlands

This document has been translated into English for the convenience of international readers.

The original Dutch document should be considered the authoritative version.

ASSURANCE REPORT

pursuant to Section 2:328(2) of the Dutch Civil Code

To the board of management of FI CBM Holdings N.V.

Assignment and responsibilities

We have examined whether the statements with respect to the share exchange ratio included in the explanatory notes to the proposal for legal merger (“CNH Merger Plan”) dated 25 February 2013 of the following companies:

1.	CNH Global N.V. a public company with limited liability (Naamloze Vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its office address at Schiphol Boulevard 217 WTC AIRPORT, 1118 BH Schiphol, the Netherlands, registered with the Trade Register (Handelsregister) of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number 33283760 (“the disappearing company”);

and

2.	FI CBM HOLDINGS N.V., a company with limited liability (Naamloze Vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands and having its principal office address at Cranes Farm Road, Basildon, Essex SS143 AD, United Kingdom, registered with the Trade Register (Handelsregister) of the Amsterdam Chamber of Commerce (Kamer van Koophandel) under number 56532474 (“the acquiring company”).

meet the requirements of Section 2:327 of the Dutch Civil Code.

The boards of management of the companies are responsible for the preparation of the explanatory notes including the aforementioned statements. Our responsibility is to issue an assurance report on these statements as referred to in Section 2:328(2) of the Dutch Civil Code.

Scope

We have conducted our examination in accordance with Dutch law, including the Dutch standard 3000 “Assurance engagements other than audits or reviews of historical financial information.” This requires that we have to plan and perform the examination to obtain reasonable assurance about whether the statements meet the requirements of Section 2:327 of the Dutch Civil Code. An assurance engagement includes examining appropriate evidence on a test basis.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Registered office in Eindhoven and entered into the Commercial Register under number 17171186.	AM13-1202
BDO Audit & Assurance B.V. is a member of BDO International Ltd, a UK company limited by guarantee, and forms part of the worldwide network of independent legal entities, each of which provides professional services under the name ‘BDO’.

Opinion

In our opinion the statements included in the explanatory notes to the CNH Merger Plan meet the requirements of Section 2:327 of the Dutch Civil Code.

We refer to paragraph 5 of the explanatory notes in which not only the methodology for determining the exchange ratio is explained but also the cash dividend of USD 10 per common share representing a premium of 25,6% per common share in the share capital of the disappearing company owned by the shareholders of the disappearing company not being Fiat Netherlands Holding N.V. and irrespective of whether or not the legal merger will be approved by the general meeting of shareholders of the disappearing company or fails to be completed for any other reason. According to the CNH Merger Plan this dividend was paid to the shareholders of the disappearing company not being Fiat Netherlands Holding N.V. as per 28 December 2012. This dividend was granted and paid as part of the arrangements as agreed upon in the merger agreement of 25 November 2012 between Fiat Industrial S.p.A., the disappearing company and the acquiring company, of which this merger (as mentioned in the introduction paragraph) is part.

Restriction on use

This assurance-report is exclusively intended for the managements of the above mentioned companies and the persons as referred to in Section 2:314(2) of the Dutch Civil Code.

It is solely issued in connection with the aforementioned CNH Merger Plan and therefore cannot be used for other purposes.

The Netherlands, Amstelveen, 5 April 2013

BDO Audit & Assurance B.V.
on its behalf,	For identification purposes:

/s/ J.A. de Rooij RA
J.A. de Rooij RA

2

For more information contact:

CNH Global N.V.

6900 Veterans Boulevard

Burr Ridge, IL, USA

60527-7111

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Unofficial translation of the articles of association of: FI CBM Holdings N.V. as they read after the execution of the deed of partial amendment of the articles of association before Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, the Netherlands, on 19 February 2013.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

ARTICLES OF ASSOCIATION:

CHAPTER I.

Definitions.

Article 1.

In these articles of association the following expressions shall have the following meanings:

a.	General Meeting: the body of the company formed by shareholders and other persons entitled to vote;

b.	General Meeting of Shareholders: the meeting of shareholders and other persons entitled to attend the general meetings of shareholders;

c.	Accountant: a “register-accountant” or other accountant referred to in Section 2:393, of the Dutch Civil Code, as well as an organisation within which such accountants practice;

d.	Distributable part of the net assets: that part of the company’s net assets which exceeds the aggregate of the issued capital and the reserves which must be maintained by virtue of the law;

e.	Annual Accounts: the balance sheet and the profit and loss account with the explanatory notes;

f.	Annual Meeting: the General Meeting of Shareholders held for the purpose of the discussion and adoption of the Annual Accounts; and

g.	Management Board: the body of the company referred to in article 13.

CHAPTER II.

Name. Seat. Objects.

Article 2. Name and seat.

1.	The name of the company is: FI CBM Holdings N.V.

2.	The official seat of the company is in Amsterdam.

3.	The principal place of business of the company is in the United Kingdom. The company may establish branches in other places.

Article 3. Objects.

The objects of the company are:

2

a.	to incorporate, to participate in any way whatsoever, to manage, to supervise businesses and companies which are engaged in engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing and to act as holding company for such companies;

b.	to finance companies and businesses;

c.	to render advice and services to businesses and companies with which the company forms a group and to third parties;

d.	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities as well as to enter into agreements related thereto;

e.	to render guarantees, to bind the company and to pledge its assets for obligations of the companies and businesses with which it forms a group and in favour of third parties;

f.	to obtain, manage, exploit and alienate registered property and items of property in general;

g.	to trade and invest in currencies, securities and items of property in general;

h.	to develop and to trade in patents, trade marks, licenses, know-how and other industrial property rights;

i.	to perform any and all activity of industrial, financial or commercial nature,

as well as everything pertaining the foregoing, relating thereto or conductive thereto, all in the widest sense of the word.

CHAPTER III.

Capital and shares. Register.

Article 4. Authorised capital.

1.	The authorised capital amounts to two hundred and fifty thousand euro (€ 250,000).

2.	The authorised capital is divided into twenty-five million (25,000,000) shares with a nominal value of one eurocent (€ 0.01) each, numbered 1 up to and including 25,000,000.

3.	All shares are to be registered shares. No share certificates shall be issued.

Article 5. Register of shareholders.

1.	The Management Board shall appoint a registrar who shall keep a register in which the names and addresses of all holders of registered shares are recorded, showing the date on which they acquired the shares, the date of the acknowledgement or notification as well as the amount paid on each share.

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2.	The names and addresses of those with a right of usufruct (“life interest”) or a pledge on the shares shall also be entered in the register, stating the date on which they acquired the right and the date of acknowledgement or notification.

3.	Each shareholder, each beneficiary of a life interest and each pledgee is required to give written notice of his address to the company.

4.	The register shall be kept accurate and up to date. All entries and notes in the register shall be signed by the registrar.

5.	On application by a shareholder, a beneficiary of a life interest or a pledgee, the registrar shall furnish an extract from the register, free of charge, showing its rights in a share.

6.	The registrar shall make the register available at the registrar’s office for inspection by the shareholders.

CHAPTER IV.

Issuance of shares. Own shares. Capital reduction.

Article 6. Issuance of shares. Body competent to issue shares. Notarial deed.

1.	The issuance of shares may only be effected pursuant to a resolution of the General Meeting or of another corporate body designated in this respect by resolution of the General Meeting for a fixed period not exceeding five years.

Such designation may be renewed, each time for a period not exceeding five years and may not be withdrawn, unless otherwise provided for in the resolution to designate.

2.	The issuance of a share shall furthermore require a deed drawn up for that purpose in the presence of a civil law notary registered in the Netherlands to which those involved are party.

Article 7. Conditions of issuance. Rights of pre-emption.

1.	A resolution to issue shares shall stipulate the price and further conditions of issuance.

2.	Upon issuance of shares, each shareholder shall have a right of pre-emption in proportion to the aggregate nominal amount of his shares, in accordance with and subject to the limitations set out in Section 2:96a of the Civil Code.

Each shareholder shall also have a pre-emption right in respect of shares issued for a non-cash contribution. A shareholder shall have no pre-emption right in respect of shares issued to employees of the company.

3.	Prior to each issuance, the right of pre-emption may be limited or excluded by a resolution of the General Meeting or by a resolution of the corporate body designated pursuant to article 6, paragraph 1, if, by a resolution of the General Meeting the said corporate body was designated and authorised for a fixed period, not exceeding five years, to limit or to exclude such pre-emption right. A resolution to limit or exclude a pre-emption right requires at least two-thirds of the votes cast if less than half of the issued capital is represented at the meeting.

4

4.	Within eight days after the resolution to issue shares or to designate another corporate body has been adopted, the Management Board shall deposit the full text thereof at the trade register of the Chamber of Commerce and Industries in which territory the company is registered.

5.	Within eight days upon the end of a calendar quarter, the Management Board shall report any issuance of shares during the previous quarter to the trade register of the Chamber of Commerce and Industries, in which territory the company is registered.

6.	Shareholders shall have a right of pre-emption if rights to subscribe for shares are granted by the company; the preceding paragraphs shall apply mutatis mutandis. Shareholders shall have no pre-emption right in respect of shares issued to a person who exercises a previously acquired right to subscribe for shares.

Article 8. Payment for shares.

1.	On the issuance of each share, the full nominal amount must be paid up.

2.	Payment for shares must be made in cash in so far as no other form of payment has been agreed. Payment in foreign currency can only take place with the approval of the company.

3.	The company may not provide collateral, guarantee the price, otherwise act as surety or bind itself jointly and severally with or for third parties, for the purpose of the subscription or the acquisition by third parties of shares in its own capital or of depository receipts issued thereof.

4.	The company may only provide loans for the purpose of the subscription or the acquisition by third parties of shares in its own capital or of depository receipts issued thereof if made in accordance with and subject to Section 2:98c of the Civil Code.

5.	Paragraphs 3 and 4 shall not apply if shares are subscribed or acquired by or for employees of the company or of a group company as referred to in Section 2:24b of the Civil Code.

Article 9. Own shares.

1.	When issuing shares, the company shall not be entitled to subscribe for its own shares.

2.	The company may, in accordance with the relevant provisions of the law, acquire fully paid in shares in its own capital or depository receipts thereof.

3.	The disposal of shares or depository receipts thereof held by the company shall be effected pursuant to a resolution of the General Meeting. Such resolution shall also stipulate the conditions of the disposal. The disposal of shares held by the company shall be effected with due observance of the provisions of the blocking clause.

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4.	No voting rights may be exercised in the General Meeting of Shareholders for any share held by the company or any of its subsidiaries, nor in respect of any share of which the company or any of its subsidiaries holds depository receipts.

Article 10. Reduction of capital.

1.	The General Meeting may resolve to reduce the issued share capital, in accordance with the relevant provisions of the law, either by cancelling shares held by the company or by reducing the nominal value of shares in its own capital by an amendment to the articles of association.

2.	The notice to the General Meeting of Shareholders at which a resolution referred to in this article is proposed, shall state the purpose of the capital reduction and the manner in which it is to be achieved.

CHAPTER V.

Transfer of shares. Limited rights. Issuance of depository receipts.

Article 11.

1.	The transfer of a registered share or the transfer of a right in rem thereon shall require a deed drawn up for that purpose in the presence of a civil law notary officiating in the Netherlands to which those involved are party.

2.	Unless the company itself is party to the legal act, the rights attached to the share can only be exercised after the company has acknowledged the legal act or the deed has been served on it in accordance with the relevant provisions of the law.

3.	On the creation of a life interest or a pledge in respect of a share, the voting rights cannot accrue to the beneficiary of the life interest, nor to the pledgee.

4.	The pledgee and the beneficiary of a life interest shall not have the rights which by virtue of the law accrue to the holders of depositary receipts issued with the company’s cooperation.

5.	The company cannot lend its cooperation to the issuance of depository receipts.

CHAPTER VI.

Blocking clause.

Article 12.

1.	A transfer of shares in the company may only be effected with due observance of paragraphs 2 through 7 inclusive of this article.

2.	A shareholder who wishes to transfer one or more shares shall require the approval of the General Meeting.

3.	If the General Meeting has granted the approval, the transfer must be effected within three months thereafter.

4.

The approval shall be deemed to have been granted if the General Meeting, simultaneously with the refusal to grant its approval, does not provide the requesting shareholder with the names of one or more prospective purchasers

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who are prepared to purchase all the shares referred to in the request for approval, against payment in cash, against the purchase price determined in accordance with paragraph 5 of this article. The company itself holding shares in its own capital may only be designated as prospective purchaser with the approval of the requesting shareholder. The approval shall likewise be deemed granted if the General Meeting has not made a decision in respect of the request for approval within six weeks upon receipt of such request.

5.	The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in paragraph 4 of this article by mutual agreement. Failing agreement, the purchase price shall be determined by an independent expert, to be designated by mutual consent between the prospective purchaser and the requesting shareholder.

6.	Should the requesting shareholder and the prospective purchaser fail to reach agreement on the designation of the independent expert, such designation shall be made by the President of the Chamber of Commerce and Industries within the district in which the company is registered.

7.	Once the purchase price of the shares has been determined by the independent expert, the requesting shareholder shall be free, during a period of one month after such determination of the purchase price, to decide whether or not he will transfer his shares to the designated prospective purchaser.

CHAPTER VII.

Management.

Article 13. Management Board.

1.	The management of the company shall be constituted by a Management Board consisting of one or more members.

2.	The General Meeting shall appoint the members of the Management Board. The General Meeting shall grant the title of Chairman to one of the members of the Management Board.

Article 14. Suspension and dismissal.

1.	Any member of the Management Board may at any time be suspended or dismissed by the General Meeting.

2.	A suspension may be extended one or more times, but may not last longer than three months in the aggregate. If at the end of that period no decision has been taken on the termination of the suspension, or on dismissal, the suspension shall cease.

Article 15. Remuneration.

1.	The company shall have a remuneration policy with regard to the remuneration of the Management Board. The General Meeting shall adopt the remuneration policy. The remuneration policy shall at least entail the subjects as described in Section 2:383c to e of the Civil Code, to the extent these relate to the Management Board.

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2.	The remuneration and further conditions of employment for each member of the Management Board shall, subject to the remuneration policy, be determined by the General Meeting.

Article 16. Duties of the board. Decision making process. Allocation of duties.

1.	Subject to the restrictions imposed by the articles of association, the Management Board shall be entrusted with the management of the company.

2.	The Management Board may lay down rules regarding its own decision making process.

3.	To the extent not otherwise provided in the rules reflected to in paragraph 2 above, the meetings of the Management Board will be held in the United Kingdom.

4.	The Management Board shall adopt resolutions with a simple majority of votes.

5.	The Management Board may determine the duties with which each member of the Management Board shall be charged in particular. The allocation of duties shall require the approval of the General Meeting.

6.	A member of the Management Board may be represented by a co-member of the Management Board authorised in writing. The expression: “in writing” shall include any message transmitted by current means of (electronic) communication and received in writing (or electronically reflected). A member of the Management Board may not act as representative for more than one co-member.

7.	Resolutions of the Management Board may also be adopted in writing without recourse to a Management Board meeting, provided they are adopted by unanimous vote of all members of the Management Board. The second sentence of the preceding paragraph shall apply accordingly.

Article 17. Representation.

1.	The Management Board shall be authorised to represent the company.

Each member of the Management Board acting solely shall be authorised to represent the company as well.

2.	The Management Board may appoint staff members with general or limited power to represent the company (procuratiehouders). Each of these staff members shall be able to represent the company with due observance of any restrictions imposed on him. The Management Board shall determine their titles.

3.	In the event of a conflict of interest between the company and a member of the Management Board, the company shall be represented by at least two other members of the Management Board. The General Meeting shall at all times be authorised to designate one or more other persons for this purpose.

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Article 18. Approval of decisions of the Management Board.

1.	The General Meeting is entitled to require resolutions of the Management Board to be subject to its approval. These resolutions shall be clearly specified and notified to the Management Board in writing.

2.	The lack of approval referred to in this article does not affect the authority of the Management Board or its members to represent the company.

Article 19. Absence or prevention.

If a member of the Management Board is absent or prevented from performing his duties, the remaining members or member of the Management Board shall be temporarily entrusted with the entire management of the company. If all members of the Management Board, or the sole member of the Management Board, is/are absent or prevented from performing their duties, the management of the company shall be temporarily entrusted to the person designated by the General Meeting for that purpose.

CHAPTER VIII.

Annual accounts. Profits.

Article 20. Financial year. Drawing up of the Annual Accounts. Filing for inspection. Accountant.

1.	The financial year of the company shall be the calendar year.

2.	Annually, not later than five months after the end of the financial year, unless by reason of special circumstances this term is extended by the General Meeting by not more than six months, the Management Board shall draw up the Annual Accounts.

3.	The Management Board shall file the Annual Accounts for inspection by the shareholders at the office of the company within the period referred to in paragraph 2. Within this period the Management Board shall also file the annual report for inspection by the shareholders.

4.	The Annual Accounts shall be signed by all members of the Management Board; if the signature of one or more of them is lacking, this shall be stated and reasons therefore shall be given.

5.	The company may and if the law so requires shall appoint an Accountant to audit the Annual Accounts.

Article 21. Adoption of the Annual Accounts. Publication.

1.	The company shall ensure that the Annual Accounts, the annual report and the information to be added by virtue of the law are held at its office as from the day on which the Annual Meeting is convened. Shareholders may inspect the documents at that place and obtain a copy thereof, free of charge.

2.	The General Meeting shall adopt the Annual Accounts.

3.	The provisions of these articles of association regarding the annual report and the information to be added by virtue of the law shall not apply if Section 2:403 of the Civil Code applies to the company. The provisions of these articles of association regarding the annual report shall not apply either if Section 2:396 paragraph 6 of the Civil Code is applicable.

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Article 22. Profits.

1.	The allocation of profits earned in a financial year shall be determined by the General Meeting.

2.	Distributions can only take place up to the amount of the Distributable part of the net assets.

3.	Distribution of profits shall take place upon adoption of the Annual Accounts from which it appears that such is allowed.

4.	The General Meeting may resolve to make distributions on account of the profits of the current financial year, provided that the aggregate amount of such distributions will not exceed the amount of the Distributable part of the net assets, which has to be evidenced by an interim balance sheet within the meaning of and in accordance with Section 2:105 of the Civil Code.

5.	The General Meeting may, subject to due observance of paragraphs 2 and 4, at any time resolve to make distributions on account of any reserve.

6.	A claim of a shareholder for payment of a dividend shall be barred after five years have elapsed.

CHAPTER IX.

General Meetings of Shareholders.

Article 23. Annual Meeting.

1.	The Annual Meeting shall be held annually, and no later than six months after the end of the financial year.

2.	The agenda for that meeting shall contain in any way the following items for discussion:

a.	the annual report;

b.	adoption of the Annual Accounts;

c.	appropriation of accrued profits;

d.	granting of discharge to members of the Management Board for their management during the financial year concerned.

3.	Shareholders representing at least one hundredth of the issued share capital may request the company in writing to put an item on the agenda, unless this would violate an important interest of the company. The request must have been received by the company not later than on the sixtieth day prior to that of the meeting.

Article 24. Other meetings.

1.	Other General Meetings of Shareholders shall be held as often as the Management Board deems such necessary.

2.

Shareholders representing in the aggregate at least one tenth of the issued capital may request the Management Board to convene a General Meeting of Shareholders, stating the subjects to be discussed. If the Management Board

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has not convened a meeting within four weeks in such a manner that the meeting can be held within six weeks after the request, the persons who made the request shall be authorised to convene a meeting themselves.

Article 25. Convocation. Agenda.

1.	General Meetings of Shareholders shall be convened by the Management Board.

2.	The convocation shall take place no later than on the fifteenth day prior to the date of the meeting.

3.	The notice of convocation shall specify the subjects to be discussed. Subjects which were not specified in the notice of convocation may be announced at a later date, provided with due observance of the provisions of this article.

4.	The convocation of the General Meeting shall take place in accordance with article 33 of these articles of association.

Article 26. Place of meetings.

The General Meetings of Shareholders shall be held in Amsterdam or at Schiphol Airport (Municipality of Haarlemmermeer).

Article 27. Waiver of formalities.

As long as the entire issued capital is represented at a General Meeting of Shareholders, valid resolutions can be adopted on all subjects brought up for discussion, even if the formalities prescribed by law or by the articles of association for the convocation and holding of meetings have not been complied with, provided such resolutions are adopted unanimously.

Article 28. Chairman.

The General Meeting shall itself choose a chairman. Until that moment a member of the Management Board shall act as chairman and in the absence of such a member the eldest person present at the meeting shall act as chairman.

Article 29. Minutes. Records.

1.	Minutes shall be kept of the proceedings at every General Meeting of Shareholders by a secretary to be designated by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them as evidence thereof.

2.	The chairman or the person who has convened the meeting may determine that notarial minutes shall be drawn up of the proceedings of the meeting. The notarial minutes shall be co-signed by the chairman.

3.	The Management Board keeps a record of the resolutions made. If the Management Board is not represented at the meeting, the chairman of the meeting shall provide the Management Board with a transcript of the resolutions made as soon as possible after the meeting. The records shall be deposited at the offices of the company for inspection by the shareholders.

Article 30. Rights at meetings. Admittance.

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1.	Each shareholder shall be entitled to attend the General Meeting of Shareholders, to address the meeting and to exercise his voting rights.

2.	Each share confers the right to cast one vote.

3.	Each person entitled to vote, or his proxy, shall sign the attendance list.

4.	The right to take part in the meeting in accordance with paragraph 1 of this article may be exercised by a proxy authorised in writing. The provision of article 16 paragraph 5, second sentence, shall apply accordingly.

5.	The members of the Management Board shall, as such, have the right to give advice in the General Meeting of Shareholders.

6.	The chairman of the General Meeting shall decide on the admittance of persons other than those mentioned above in this article.

Article 31. Votings.

1.	To the extent that these articles of association or Dutch law do not require a qualified majority, all shareholders resolutions shall be adopted by a simple majority of the votes cast.

2.	If in an election of persons a majority is not obtained, a second vote shall be taken. If votes in such second vote are equal in an election between two persons, it shall be decided by lot who is elected.

3.	If there is a tie of votes in a vote other than a vote for the election of persons, the proposal is thus rejected.

4.	All votes may be cast orally. If it concerns an election of persons, a person present at the meeting and entitled to vote can demand a vote by a secret ballot. Voting by secret ballot shall take place by means of secret, unsigned ballot papers.

5.	Abstentions and invalid votes shall not be counted as votes.

6.	Voting by acclamation shall be possible if none of the persons present and entitled to vote objects against it.

7.	The chairman’s decision at the General Meeting of Shareholders on the result of a vote shall be final and binding. The same shall apply to the contents of an adopted resolution insofar as the same arises out of an unwritten proposal. If, however, the correctness of that decision is challenged immediately after its pronouncement, a new vote shall be taken if either the majority of the persons present and entitled to vote, or, if the original vote was not taken by roll call or in writing, any person present and entitled to vote, so desires. As a result of the new vote, the original vote shall have no legal consequences.

Article 32. Resolutions outside of meetings. Records.

1.	Resolutions of shareholders may also be adopted in writing without recourse to a General Meeting of Shareholders, provided they are adopted by unanimous vote representing the entire issued capital.

2.	The provision of article 30 paragraph 5 shall apply correspondingly to the adoption of resolutions outside a meeting as referred to in paragraph 1.

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3.	The Management Board shall keep a record of the resolutions thus made. Each of the shareholders shall procure that the Management Board is informed in writing of the resolutions made in accordance with paragraph 1 as soon as possible. The records shall be deposited at the offices of the company for inspection by the shareholders. Upon request each of them shall be provided with a copy or an extract of such record at not more than the actual costs.

CHAPTER X.

Convocation and notification.

Article 33.

All convocations of General Meetings of Shareholders and all notifications to shareholders shall be made by registered letter mailed to the addresses as shown in the register of shareholders.

CHAPTER XI.

Amendment of the articles of association and dissolution. Liquidation.

Article 34. Amendment of the articles of association and dissolution.

When a proposal of the Management Board to amend the articles of association or to dissolve the company is to be made to the General Meeting, this must be mentioned in the notification of the General Meeting of Shareholders and, if it regards an amendment of the articles of association, a copy of the proposal including the text of the proposed amendment must at the same time be deposited and held available at the company’s office for inspection by the shareholders until the end of the meeting. Such copy will also be available for inspection at the General Meeting of Shareholders.

Article 35. Liquidation.

1.	In the event of dissolution of the company by virtue of a resolution of the General Meeting the members of the Management Board shall be charged with the liquidation of the business of the company.

2.	During liquidation, the provisions of these articles of association shall remain in force as far as possible.

3.	The balance of the company remaining after payment of debts shall be transferred to the shareholders in proportion to the aggregate nominal amount of their shares.

Transitional Provision.

Article 36.

The first financial year of the company shall end on the thirty-first day of December two thousand and thirteen.

This transitional provision shall lapse and cease to exist after the first financial year.

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For more information contact:

CNH Global N.V.

6900 Veterans Boulevard

Burr Ridge, IL, USA

60527-7111

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

This is a translation into English of the articles of association of FI CBM Holdings N.V., as amended by notarial deed of amendment, executed before Dirk-Jan Jeroen Smit, civil law notary officiating in Amsterdam, the Netherlands, on [insert date] 2013, with effect as of [*] 2013. An attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

ARTICLES OF ASSOCIATION.

NAME AND CORPORATE SEAT.

Article 1.

1.	The name of the company is: FI CBM Holdings N.V.[1]
2.	It has its corporate seat in Amsterdam.
3.	The place of effective management of the company is in the United Kingdom.

OBJECTS.

Article 2.

The objects of the company are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating to passenger and commercial vehicles, transport, mechanical engineering, agricultural and construction equipment, energy and propulsion, as well as any other manufacturing, commercial, financial, sales, distribution, engineering or service activity.

Within the scope and for the achievement of the above purposes, the company may:

a.	operate in, among other areas, the mechanical, electrical, electromechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

[1]	At the time of completion of the FI Merger, DutchCo will retain its current corporate name, FI CBM Holdings N.V., in conformity with these draft articles of association. However, the Board of Directors of DutchCo may propose to change DutchCo’s name subject to the authorisation of the shareholders meeting to be obtained before the date on which the DutchCo Common Shares are admitted to trading on the NYSE. If authorised by the shareholders’ meeting, the name of DutchCo will only be changed after the date of completion of the FI Merger. If so approved, the shareholders, creditors and other interested parties will be informed on the new name through publication on the corporate website of FI as soon as possible, and in any case in time for communication of the new name to FI shareholders at the relevant extraordinary shareholders’ meeting which will resolve upon the FI Merger.

b.	engage in, and/or participate in and operate, manage and control one or more companies engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing;

c.	provide, and/or participate in and operate, manage and control one or more companies providing financing to dealers, end customers and others for the acquisition and/or lease of products and/or services described in this Article 2, paragraph a and b, through the making of loans and leases and/or otherwise, and to borrow money for that purpose;

d.	acquire shareholdings and interests, engage in or participate in companies and enterprises of any kind or form and purchase, sell or place shares and debentures;

e.	provide financing to, and guarantee the obligations of, companies and entities it wholly or partially owns, and borrow money for that purpose, and carry on the technical, commercial, financial and administrative coordination of their activities;

f.	purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

g.	promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;

h.	undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, suretyships, warranting performance and other guarantees, including real security;

i.	render management and advisory services as well as anything which a company may lawfully do under the laws of the Netherlands which may be deemed conducive to the attainment of the objects set out in the above paragraphs.

SHARE CAPITAL AND SHARES.

Article 3.

1.	The authorized share capital of the company amounts to forty million Euro (€ 40,000,000), divided into two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares of one Euro cent (€ 0.01) each. Any reference in these articles of association to shares or shareholders without further specification shall be understood to mean both common shares and special voting shares or the holders thereof, respectively.

2.	When shares are subscribed for, the par value thereof and, if the shares are subscribed at a higher amount, the difference between such amounts, shall be paid-up, without prejudice to the provision of Article 2:80 paragraph 2 of the Civil Code. Where shares of a particular class are subscribed at a higher amount than the nominal value, the difference between such amounts shall be carried to the share premium reserve of that class.

3.	The company cannot lend its cooperation to the issuance of certificates of beneficial ownership (certificaten van aandelen) for shares in its share capital.

4.	The power to confer voting rights and rights as referred to in Article 2:89 paragraph 4 of the Civil Code on those who have a right of pledge over shares is excluded.

HOLDING REQUIREMENT IN RESPECT OF SPECIAL VOTING SHARES.

Article 4.

1.	In these articles of association, the following expressions shall have the following meanings:

a.	Qualifying Common Shares means

(i)	common shares that have, for an uninterrupted period of at least three (3) years, been registered in the Loyalty Register in the name of one and the same shareholder or its Loyalty Transferees and continue to be so registered; and

(ii)	common shares that have, pursuant to the Initial Allocation Procedures, been allocated to shareholders and registered in the Loyalty Register on the occasion of the Mergers and continue to be so registered;

b.	Qualifying Shareholder means a holder of one or more Qualifying Common Shares;

c.	FI means Fiat Industrial S.p.A.;

d.	FI Merger means the cross-border statutory merger pursuant to which FI (as disappearing entity) has merged into the company (as acquiring entity);

e.	FI EGM means the extraordinary general meeting of shareholders of FI at which such shareholders formally approved the FI Merger;

f.	CNH means CNH Global N.V.;

g.	CNH Merger means the statutory merger pursuant to which CNH (as disappearing entity) has merged into the company (as acquiring entity);

h.	CNH EGM means the extraordinary general meeting of shareholders of CNH at which such shareholders formally approved the CNH Merger;

i.	EGMs means the CNH EGM and the FI EGM;

j.	Mergers means the FI Merger and the CNH Merger;

k.	Initial Allocation Procedures means the procedures pursuant to which the former shareholders of the two legal predecessors of the company, FI and CNH, that participated in the relevant EGM have been given the opportunity to opt for an initial allocation of special voting shares upon completion of the Mergers, as such procedures have been described in the applicable merger documentation;

l.	Loyalty Register means the section in the company’s register of shareholders reserved for the registration of common shares that are Qualifying Common Shares, or are purported to become Qualifying Common Shares after an uninterrupted period of at least three (3) years after registration;

m.	Person means any individual (natuurlijk persoon), firm, legal entity (wherever formed or incorporated), governmental entity, joint venture, association or partnership;

n.	Change of Control means in respect of any shareholder that is not an individual (natuurlijk persoon):

any direct or indirect transfer in one or a series of related transactions of (1) the ownership or control in respect of 50% or more of the voting rights of such shareholder, (2) the de facto ability to direct the casting of 50% or more of the votes exercisable at general meetings of such shareholder; and/or (3) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such shareholder; provided that no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to and including the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by such shareholder represent less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of the company, are not otherwise material to the Transferred Group or the Change of Control transaction. “Transferred Group” shall mean the relevant shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of this definition of “Change of Control”;

o.	Loyalty Transferee means (i) with respect to any shareholder that is not a natural person, any Affiliate of such shareholder that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring shareholder or the beneficiary company as part of a legal demerger of such shareholder and (ii) with respect to any shareholder that is a natural person, any transferee of Common Shares following succession or the liquidation of assets between spouses and inheritance or inter vivo donation to a spouse or relative up to and including the fourth degree; and

p.	Affiliate means with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

2.	Special voting shares may only be held by a Qualifying Shareholder and the company itself. A Qualifying Shareholder may hold one (1) special voting share for each Qualifying Common Share held by such shareholder.

3.	Subject to a prior resolution of the board of directors, which may set certain terms and conditions, the holder of one (1) or more Qualifying Common Shares will be entitled to acquire one (1) special voting share for each such Qualifying Common Share.

4.	In the event of a Change of Control in respect of a Qualifying Shareholder or in the event that a Qualifying Shareholder requests that some or all of its Qualifying Common Shares be de-registered from the Loyalty Register, as referred to in Article 10 paragraph 3, or transfers some or all of its Qualifying Common Shares to any other party (other than a Loyalty Transferee):

a.	such shareholder shall be obliged to immediately offer all such special voting shares to the company; and

b.	any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect.

5.	In the event a Qualifying Shareholder does no longer qualify as a Qualifying Shareholder:

a.	any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect; and

b.	such shareholder shall be obliged to immediately offer all such special voting shares to the company.

6.	In the event of a Change of Control in respect of a shareholder who is registered in the Loyalty Register but is not yet a Qualifying Shareholder with respect to one or more Common Shares, the Common Shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect.

7.	In respect of special voting shares offered to the company pursuant to paragraph 4 of this article, the offering shareholder and the company shall determine the purchase price by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87b paragraph 3 of the Civil Code.

ISSUANCE OF SHARES.

Article 5.

1.	The general meeting of shareholders or alternatively the board of directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the board of directors for this purpose is in force, no longer have authority to decide on the issuance of shares.

2.	The general meeting of shareholders or the board of directors if so designated as provided in paragraph 1 above, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the articles of association.

3.	If the board of directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five (5) years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five (5) years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

4.	Within eight (8) days after the passing of a resolution of the general meeting of shareholders to issue shares or to designate the board of directors as provided in paragraph 1 hereof, the company shall deposit the complete text of such resolution at the office of the Trade Register in the Netherlands where the company is registered. Within eight (8) days after the end of each quarter of the financial year, the company shall notify the Trade Register in the Netherlands where the company is registered of each issuance of shares which occurred during such quarter. Such notification shall state the number of shares issued and their class.

5.	What has been provided in the paragraphs 1 to 4 inclusive shall mutatis mutandis be applicable to the granting of rights to subscribe for shares but shall not be applicable to the issuance of shares in respect of any exercise of such rights.

6.	Payment for shares shall be made in cash unless another form of contribution has been agreed. Payment in a currency other than euro may only be made with the consent of the company. Payment in a currency other than euro will discharge the obligation to pay up the nominal value to the extent that the amount paid can be freely exchanged into an amount in euro equal to the nominal value of the relevant shares. The rate of exchange on the day of payment will be decisive, unless the company requires payment against the rate of exchange on a specified date which is not more than two (2) months before the last day on which payment for such shares is required to be made, provided that such shares will be admitted to trading on a regulated market or multilateral trading facility as referred to in Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a regulated market or multilateral trading facility of a state, which is not a EU member state, which is comparable thereto.

7.	The board of directors is expressly authorized to enter into the legal acts referred to in Article 2:94 of the Civil Code, without the prior consent of the general meeting of shareholders.

8.	For a period of five (5) years as of [insert date, on which these articles become effective], the board of directors shall irrevocably be authorized to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the company’s authorized share capital as set out in Article 3, paragraph 1 of these articles of association.

RIGHT OF PRE-EMPTION.

Article 6.

1.	In the event of an issuance of common shares every holder of common shares shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class, provided however that no such right of pre-emption shall exist in respect of shares to be issued to directors or employees of the company or of a group company pursuant to any option plan of the company.

2.	A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

3.	In the event of an issuance of special voting shares to Qualifying Shareholders, shareholders shall not have any right of pre-emption.

4.	The general meeting of shareholders or the board of directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of this article, within what period the right of pre-emption may be exercised.

5.	The company shall give notice of an issuance of shares that is subject to a right of pre-emption and of the period during which such right may be exercised by announcement in the State Gazette and as provided in Article 18 paragraph 4 hereof.

6.	The right of pre-emption may be exercised during a period of at least two (2) weeks after the announcement.

7.	The right of pre-emption may be limited or excluded by a resolution of the general meeting of shareholders or a resolution of the board of directors if it has been designated to do so by the general meeting of shareholders and provided the board of directors has also been authorized to resolve on the issuance of shares of the company. In the proposal to the general meeting of shareholders in respect thereof the reasons for the proposal and a substantiation of the proposed issuance price shall be explained in writing. With respect to designation to the board of directors the provisions of the last three sentences of paragraph 3 of Article 5 shall apply mutatis mutandis.

8.	For a resolution of the general meeting of shareholders to limit or exclude the right of pre-emption or to designate the board of directors as authorized to do so, a simple majority of the votes cast is required to approve such resolution; provided, however, that if less than one half of the issued share capital is represented at the meeting, then a majority of at least two thirds of the votes cast is required to approve such resolution. Within eight (8) days from the resolution the company shall deposit a complete text thereof at the office of the Trade Register in the Netherlands where the company is registered.

9.	When rights are granted to subscribe for common shares the shareholders shall also have a right of pre-emption; what has been provided hereinbefore in this article shall be applicable mutatis mutandis. Shareholders shall have no right of pre-emption in respect of shares that are issued to anyone who exercises a previously acquired right.

ACQUISITION BY THE COMPANY OF SHARES IN ITS OWN SHARE CAPITAL.

Article 7.

1.	The company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).

2.	The company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:

a.	the general meeting of shareholders has authorized the board of directors to make such acquisition – which authorization shall be valid for no more than eighteen (18) months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set;

b.	the company’s equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

c.	the aggregate par value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one half of the aggregate par value of the issued share capital.

The company’s equity as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of the company, the amount of the loans as referred to in Article 2:98c of the Dutch Civil Code and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, shall be decisive for purposes of items b and c above. If no annual accounts have been confirmed and adopted when more than six (6) months have expired after the end of any financial year, then an acquisition by virtue of this paragraph shall not be allowed.

3.	No authorisation shall be required, if the company acquires its own shares for the purpose of transferring the same to directors or employees of the company or a group company as defined in Article 2:24b of the Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.

4.	The preceding paragraphs 1 and 2 shall not apply to shares which the company acquires under universal title of succession (algemene titel).

5.	No voting rights may be exercised in the general meeting of shareholders for any share held by the company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the company or any of its subsidiaries. The company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.

6.	Any acquisition by the company of shares that have not been fully paid up shall be void.

7.	Any disposal of shares held by the company will require a resolution of the board of directors. Such resolution shall also stipulate the conditions of the disposal.

REDUCTION OF THE ISSUED SHARE CAPITAL.

Article 8.

1.	The general meeting of shareholders shall have the authority to pass a resolution to reduce the issued share capital (i) by the cancellation of shares and/or (ii) by reducing the nominal amount of the shares by means of an amendment to the company’s articles of association. The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented.

2.	A resolution to cancel shares may only relate to shares held by the company itself in its own share capital.

3.	Any reduction of the nominal amount of shares without repayment must be made pro rata on all shares of the same class.

4.	A partial repayment on shares shall only be allowed in implementation of a resolution to reduce the nominal amount of the shares. Such a repayment must be made in respect of all shares of the same class on a pro rata basis, or in respect of the special voting shares only. The pro rata requirement may be waived with the consent of all the shareholders of the affected class.

5.	A resolution to reduce the capital shall require a simple majority of the votes cast in a general meeting for approval; provided, however, that such a resolution shall require a majority of at least two-thirds of the votes cast in a general meeting if less than one half of the issued capital is represented at the meeting.

6.	The notice convening a meeting at which a resolution to reduce the share capital is to be passed shall state the purpose of the reduction of the share capital and the manner in which effect is to be given thereto.

The second and third paragraph of Article 2:123 of the Civil Code shall mutatis mutandis be applicable.

7.	The company shall deposit the resolutions referred to in paragraph 1 of this article at the office of the Trade Register and shall publish a notice of such deposit in a nationally distributed daily newspaper; what has been provided in Article 2:100, paragraphs 2 and 6 inclusive of the Civil Code shall be applicable to the company.

SHARES AND SHARE CERTIFICATES.

Article 9.

1.	The shares shall be registered shares and they shall for each class be numbered as the board of directors shall determine. The numbers of the special voting shares that are issued to Qualifying Shareholders, shall correspond to the numbers of the relevant Qualifying Common Shares.

2.	The board of directors may resolve that, at the request of the shareholder, share certificates shall be issued in respect of shares in such denominations as the board of directors shall determine, which certificates are exchangeable at the request of the shareholder.

3.	Share certificates shall not be provided with a set of dividend coupons or a talon.

4.	Each share certificate carries the number(s), if any, of the share(s) in respect of which they were issued.

5.	The exchange referred to in paragraph 2 of this article shall be free of charge.

6.	Share certificates shall be signed by a member of the board of directors. The board of directors may resolve that the signature shall be replaced by a facsimile signature.

7.	The board of directors may determine that for the purpose of trading and transfer of shares at a foreign stock exchange, share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange.

8.	On a request in writing by the party concerned and upon provision of satisfactory evidence as to title, replacement share certificates may be issued of share certificates which have been mislaid, stolen or damaged, on such conditions, including, without limitation, the provision of indemnity to the company as the board of directors shall determine.

The costs of the issuance of replacement share certificates may be charged to the applicant. As a result of the issuance of replacement share certificates the original share certificates will become void and the company will have no further obligation with respect to such original share certificates. Replacement share certificates will bear the numbers of the documents they replace.

REGISTER OF SHAREHOLDERS.

Article 10.

1.	The board of directors shall appoint a registrar who shall keep a register of shareholders in which the name and address of each shareholder shall be entered, the number and class of shares held by each of them, and, in so far as applicable, the further particulars referred to in Article 2:85 of the Civil Code.

2.	In the register of shareholders, the registrar shall separately administer a Loyalty Register in which the registrar shall enter the name and address of shareholders who have requested the board of directors to be registered in the Loyalty Register in order to become eligible to acquire special voting shares, recording the entry date and number and amount of common shares in respect of which the relevant request was made.

3.	A shareholder who is included in the Loyalty Register may at any time request to be de-registered from the Loyalty Register for some or all of its common shares included therein.

4.	The registrar shall be authorized to keep the register in an electronic form and to keep a part of the register outside the Netherlands if required to comply with applicable foreign legislation or the rules of a stock exchange where the shares of the company are listed.

5.	The board of directors shall determine the form and contents of the register with due observance of the provisions of paragraphs 1 through 4 of this article.

6.	The register shall be kept up to date regularly.

7.	The registrar shall make the register available for inspection by the shareholders at the registrar’s office.

8.	Upon request and free of charge, the registrar shall provide shareholders and those who have a right of usufruct or pledge in respect of such shares with an extract from the register in respect of their registration.

9.	The registrar shall be authorized to disclose information and data contained in the register and/or have the same inspected to the extent that this is requested to comply with applicable legislation or rules of a stock exchange where the company’s shares are listed from time to time.

TRANSFER OF SHARES.

Article 11.

1.	The transfer of shares or of a restricted right thereto shall require an instrument intended for such purpose and, save when the company itself is a party to such legal act, the written acknowledgement by the company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor, or in the manner referred to in paragraph 2 of this article. Service of such instrument or such copy or extract on the company shall be considered to have the same effect as an acknowledgement.

2.	If a share certificate has been issued for a share the surrender to the company of the share certificate shall also be required for such transfer.

The company may acknowledge the transfer by making an annotation on such share certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.

BLOCKING CLAUSE IN RESPECT OF SPECIAL VOTING SHARES.

Article 12.

1.	Common shares are freely transferable. A transfer of special voting shares other than pursuant to Article 4 paragraph 4 of these articles of association may only be effected with due observance of the paragraphs of this article.

2.	A shareholder who wishes to transfer one or more special voting shares shall require the approval of the board of directors.

3.	If the board of directors grants the approval, or if approval is deemed to have been granted as provided for in paragraph 4 of this article, the transfer must be effected within three (3) months of the date of such approval or deemed approval.

4.	If the board of directors does not grant the approval, then the board of directors should at the same time provide the requesting shareholder with the names of one or more prospective purchasers who are prepared to purchase all the special voting shares referred to in the request for approval, against payment in cash. If the board of directors does not grant the approval but at the same time fails to designate prospective purchasers, then approval shall be deemed to have been granted. The approval shall likewise be deemed granted if the board of directors has not made a decision in respect of the request for approval within six (6) weeks upon receipt of such request.

5.	The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in paragraph 4 of this article by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87 paragraph 2 of the Civil Code.

BOARD.

Article 13.

1.	The company shall have a board of directors, consisting of three (3) or more members, comprising both members having responsibility for the day-to-day management of the company (executive directors) and members not having such day-to-day responsibility (non-executive directors). The board of directors as a whole will be responsible for the strategy of the company. The majority of the members of the board of directors shall consist of non-executive directors.

2.	Subject to paragraph 1 of this article, the board of directors shall determine the number of directors.

3.	The general meeting of shareholders shall appoint the directors and shall at all times have power to suspend or to dismiss every one of the directors. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one (1) year after appointment, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

4.	The company shall have a policy in respect of the remuneration of the members of the board of directors. Such remuneration policy shall be adopted by the general meeting of shareholders. The remuneration policy shall at least raise the subjects referred to in Article 2:383 (c) to (e) of the Civil Code, to the extent they concern the board of directors.

5.	With due observation of the remuneration policy referred to in paragraph 4 above and the provisions of law, including those in respect of allocation of responsibilities between executive and non-executive directors, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that nothing herein contained shall preclude any directors from serving the company or any subsidiary or related company thereof in any other capacity and receiving compensation therefor.

6.	The board of directors shall submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares. The plans shall at least set out the number of shares and rights to subscribe for shares that may be awarded to the board of directors and the criteria that shall apply to the award or any change thereto.

Failure to obtain the approval of the general meeting of shareholders shall not affect the powers of representation of the board of directors.

7.	The company shall not grant its directors any personal loans, guarantees or the like unless in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of the board of directors.

Article 14.

1.	The board of directors shall, subject to the limitations contained in these articles of association, be in charge of the management of the company.

2.	The chairman of the board of directors as referred to by law shall be a non-executive director with the title Senior Independent Board Member. The board of directors may grant titles to directors, including - without limitation - the titles of Chairman, Co-Chairman, Chief Executive Officer, President or Vice-President. The board of directors may furthermore appoint a company secretary.

3.	The board of directors shall draw up board regulations to deal with matters that concern the board of directors internally.

The regulations shall include an allocation of tasks amongst the executive directors and non-executive directors and may provide for delegation of powers.

The regulations shall contain provisions concerning the manner in which meetings of the board of directors are called and held, including the decision- making process. Subject to paragraph 3 of Article 1, these regulations may provide that meetings may be held by telephone conference or video conference, provided that all participating directors can follow the proceedings and participate in real time discussion of the items on the agenda.

4.	The board of directors can only adopt valid resolutions when the majority of the directors in office shall be present at the board meeting or be represented thereat.

5.	A member of the board of directors may only be represented by a co-member of the board of directors authorized in writing.

The expression in writing shall include any message transmitted by current means of communication.

A member of the board of directors may not act as proxy for more than one co-member.

6.	All resolutions shall be adopted by the favourable vote of the majority of the directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each director shall have one (1) vote.

7.	The board of directors shall be authorized to adopt resolutions without convening a meeting if all directors shall have expressed their opinions in writing, unless one or more directors shall object against a resolution being adopted in this way.

8.	The board of directors shall require the approval of the general meeting of shareholders for resolutions concerning an important change in the company’s identity or character, including in any case:

a.	the transfer to a third party of the business of the company or practically the entire business of the company;

b.	the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of far-reaching importance to the company;

c.	the acquisition or disposal by the company or a subsidiary of an interest in the capital of a company with a value of at least one/third of the company’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company.

9.	Failure to obtain the approval required under paragraph 8 of this article shall not affect the powers of representation of the board of directors.

10.	In the event of receipt by the board of directors of a third party offer to acquire a business or one or more subsidiaries of the company for an amount in excess of the threshold referred to in the preceding paragraph 8 under c of this article, the board of directors shall, if and when such bid is made public, at its earliest convenience issue a public position statement in respect of such offer.

11.	If the office(s) of one or more directors be vacated or if one or more directors be otherwise unavailable, the management shall temporarily be vested with the remaining directors or the remaining director, provided however that in such event the board of directors shall have power to designate one or more persons to temporarily assist the remaining director(s) to manage the company. If the offices of all directors be vacated or if all directors be otherwise unable to act, the management shall temporarily be vested in the person or persons whom the general meeting of shareholders shall appoint for that purpose.

COMMITTEES.

Article 15.

1.	The board of directors shall appoint from among its non-executive directors an audit committee, a remuneration committee and a nomination committee.

2.	The board of directors shall have power to appoint any further committees, composed of directors and officers of the company and of group companies.

3.	The board of directors shall determine the duties and powers of the committees referred to in the preceding paragraphs. For the avoidance of doubt, as such committees act on the basis of delegation of certain responsibilities of the board of directors, the board of directors shall remain fully responsible for the actions undertaken by such committees.

REPRESENTATION.

Article 16.

The general authority to represent the company shall be vested in the board of directors, as well as in executive directors to whom the title Chairman, Co-Chairman or Chief Executive Officer has been granted severally. The board of directors may also confer authority to represent the company, jointly or severally, to one or more individuals (procuratiehouder) who would thereby be granted powers of representation with respect to such acts or categories of acts as the board of directors may determine and shall notify to the Trade Register.

INDEMNITY.

Article 17.

The company shall indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defence of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director or officer of the company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

GENERAL MEETING OF SHAREHOLDERS.

Article 18.

1.	At least one (1) general meeting of shareholders shall be held every year, which meeting shall be held within six (6) months after the close of the financial year.

2.	Furthermore, general meetings of shareholders shall be held in the case referred to in Article 2:108a of the Civil Code and as often as the board of directors, the Chairman or Co-Chairman of the board of directors, the Senior Independent Board Member or the Chief Executive Officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.

3.	Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the board of directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the board of directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the board of directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

4.

General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the board of directors, the Chairman or Co-Chairman of the board of directors, the Senior Independent Board Member or the Chief Executive Officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second (42nd) day prior to the meeting.

5.	All convocations of meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or these articles of association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the board of directors shall determine.

6.	In addition to paragraph 5 above, convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the company for this purpose.

7.	The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.

8.

An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth (60th) day before the day of the meeting.

9.	The agenda of the annual general meeting shall contain, inter alia, the following items:

a.	adoption of the annual accounts;

b.	granting of discharge to the members of the board of directors in respect of the performance of their duties in the relevant financial year;

c.	the policy of the company on additions to reserves and on dividends, if any;

d.	if, applicable, the proposal to pay a dividend;

e.	if applicable, discussion of any substantial change in the corporate governance structure of the company; and

f.	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of paragraph 8 above.

10.	The board of directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the company. If the board of directors invokes an overriding interest, it must give reasons.

11.	If a right of approval is granted to the general meeting of shareholders by law or these articles of association (for instance as referred to in Article 13 paragraph 6 and Article 14 paragraph 8) or the board of directors requests a delegation of powers or authorization (for instance as referred to in Article 5), the board of directors shall inform the general meeting of shareholders by means of a circular or explanatory notes to the agenda of all facts and circumstances relevant to the approval, delegation or authorization to be granted.

12.	When convening a general meeting of shareholders, the board of directors shall determine that, for the purpose of Article 18 and Article 19 of these articles of association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the Record Date) and are registered as such in a register to be designated by the board of directors for such purpose, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

13.	If a proposal to amend the company’s articles of association is to be dealt with, a copy of that proposal, in which the proposed amendments are stated verbatim, shall be made available for inspection to the shareholders and others who are permitted by law to attend the meeting, at the office of the company and on the website of the company, as from the day the meeting of shareholders is called until after the close of that meeting. Upon request, each of them shall be entitled to obtain a copy thereof, without charge.

Article 19.

1.	The general meeting of shareholders shall be presided over by the Senior Independent Board Member or, in his absence, by the person chosen by the board of directors to act as chairman for such meeting.

2.	One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.

3.	The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three (3) months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three (3) months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

4.	If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each director shall at all times have power to give instructions for having an official notarial record made at the company’s expense.

5.	As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders entitled to attend the meeting shall be obliged to inform the board of directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the board of directors on the day mentioned in the convening notice.

6.	Shareholders and those permitted by law to attend the meetings may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The board of directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

7.	The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

8.	For each general meeting of shareholders, the board of directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The board of directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the board of directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the board of directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

9.	Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with paragraph 8 of this article shall be registered on the attendance list by the board of directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

10.	The chairman of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he considers this desirable with a view to the order by conduct of the meeting.

11.	Every share (whether common or special voting) shall confer the right to cast one (1) vote.

Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.

12.	All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.

Blank votes shall not be counted as votes cast.

13.	All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

14.	Voting by acclamation shall be permitted if none of the shareholders present objects.

15.	No voting rights shall be exercised in the general meeting of shareholders for shares owned by the company or by a subsidiary of the company. Usufructuaries of shares owned by the company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the company or a subsidiary.

16.	Without prejudice to the other provisions of this Article 19, the company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital;

c.	the aggregate number of votes validly cast; and

d.	the aggregate number of votes cast in favour of and against a resolution, as well as the number of abstentions.

AUDIT.

Article 20.

1.	The general meeting of shareholders shall appoint an accountant as referred to in Article 2:393 of the Civil Code, to examine the annual accounts drawn up by the board of directors, to report thereon to the board of directors, and to express an opinion with regard thereto.

2.	If the general meeting fails to appoint the accountant as referred to in paragraph 1 of this article, this appointment shall be made by the board of directors.

3.	The appointment provided for in paragraph 1 of this article may at all times be cancelled by the general meeting and if the appointment has been made by the board of directors, also by the board of directors.

4.	The accountant may be questioned by the general meeting of shareholders in relation to his statement on the fairness of the annual accounts. The accountant shall therefore be invited to attend the general meeting of shareholders convened for the adoption of the annual accounts.

5.	The accountant shall, in any event, attend the meeting of the board of directors at which the report of the accountant is discussed, and at which the annual accounts are to be approved.

FINANCIAL YEAR, ANNUAL ACCOUNTS AND DISTRIBUTION OF PROFITS.

Article 21.

1.	The financial year of the company shall coincide with the calendar year.

2.	The board of directors shall annually close the books of the company as at the last day of every financial year and shall within four (4) months thereafter draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four (4) month period the board of directors shall publish the annual accounts, including the accountant’s certificate, the annual report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which common shares are listed.

3.	The company shall publish its annual accounts. Publication must take place within eight (8) days after they have been adopted in accordance with Article 2:394 of the Civil Code. Publication shall take place by deposit of a copy entirely in the English language at the office of the Trade Register, with a note thereon of the date of adoption, subject to the provision of Article 2:394 paragraph 8 of the Civil Code.

4.	A copy of the annual report in the English language and of the other documents referred to in Article 2:392 of the Civil Code, shall be published simultaneously with the annual accounts and in the same manner.

5.	If the activity of the company or the international structure of its group justifies the same, its annual accounts or its consolidated accounts may be prepared in a foreign currency.

6.	The broad outline of the corporate governance structure of the company shall be explained in a separate chapter of the annual report. In the explanatory notes to the annual accounts the company shall state, in addition to the information to be included pursuant to Article 2:383d of the Civil Code, the value of the options granted to the executive directors and personnel and shall indicate how this value is determined.

7.	The annual accounts shall be signed by all the directors; should any signature be missing, then this shall be mentioned in the annual accounts, stating the reason.

8.

The company shall ensure that the annual accounts, the annual report and the other data referred to in paragraph 2 of this article and the statements are available at its office as from the date on which the general meeting of shareholders at which they are intended to be dealt with is called, as well as on the website of the company. The shareholders and those who are permitted by law to attend the meetings of shareholders shall be enabled to inspect these documents at the company’s office and to obtain copies thereof free of charge.

9.	The general meeting of shareholders shall adopt the annual accounts.

10.	At the general meeting of shareholders at which it is resolved to adopt the annual accounts, a proposal concerning release of the members of the board of directors from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting of shareholders prior to the adoption of the annual accounts, shall be brought up separately for discussion. The scope of any such release from liability shall be subject to limitations by virtue of the law.

Article 22.

1.	The company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The board of directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (i) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.	The company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the board of directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the board of directors may determine.

4.	The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the special voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.	Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.	Subject to a prior proposal of the board of directors, the general meeting of shareholders may declare and pay dividends in United States Dollars. Furthermore, subject to the approval of the general meeting of shareholders and the board of directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5, the board of directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.	The company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the company itself for shares that the company holds in its own share capital.

8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.	The board of directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Civil Code and provided further that the policy of the company on additions to reserves and dividends is duly observed.

The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.	The board of directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the company.

11.	Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four (4) weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the board of directors shall determine, provided, however, that the board of directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five (5) consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five (5) years and one (1) day after the same have become payable, shall become the property of the company.

AMENDMENT.

Article 23.

A resolution to amend the articles of association of the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued capital is represented at the meeting.

DISSOLUTION AND WINDING-UP.

Article 24.

1.	A resolution to dissolve the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued capital is represented at the meeting. In the event a resolution is passed to dissolve the company, the company shall be wound-up by the board of directors, unless the general meeting of shareholders would resolve otherwise.

2.	The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.

3.	Until the winding-up of the company has been completed, these articles of association shall to the extent possible, remain in full force and effect.

4.	Whatever remains of the company’s equity after all its debts have been discharged

(i)	shall first be applied to distribute the aggregate balance of share premium reserves and other reserves than the special voting shares dividend reserve of the company to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each;

(ii)	secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the common shares will be distributed to the holders of common shares in proportion to the aggregate nominal value of common shares held by each of them;

(iii)	thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and

(iv)	lastly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each.

5.	After the company has ceased to exist the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators for the period provided by law.